Exhibit 10.2
SHARE PURCHASE AGREEMENT
between
VISTAPRINT N.V.
and
ALBUMPRINTER BEHEER B.V.
regarding
ALBUMPRINTER HOLDING B.V.
dated 24 October 2011
Kennedy Van der Laan
Haarlemmerweg 333
PO Box 58188, 1040 HD Amsterdam
Tel: +31-20-5506666
Fax: +31-20-5506792

TABLE OF CONTENTS

1. Interpretation	5
2. Sale and Purchase of Shares	5
3. Consideration	6
4. Earn-Out Payment	7
5. Condition precedent	10
6. Closing	11
7. Post Closing Obligations	13
8. Tax matters	16
9. Representations and warranties Buyer	16
10. Representations and warranties Seller	17
11. Breach of Warranty	18
12. Specific Indemnification	20
13. Claims	21
14. Protective Covenants	22
15. Seller’s security	24
16. Set-off	25
17. Confidentiality	25
18. Notices	26
19. Transfer of Buyer’s rights and obligations	27
20. Amendments and Waivers	28
21. Entire Agreement	28
22. Fees and Expenses	28
23. Binding Nature; Waiver; Severability	28
24. No conflict	29
25. Governing law and forum	29
SCHEDULES

(G)	Hema letter
1.1	Definitions
2.2	Deed of Transfer
3.2	Closing Accounts
6.4(e)	Employment agreements
6.4(i)	Disclosure Letter
6.4(m)	Non-compete Agreement
6.4(n)	Non-solicitation Agreement
6.4 (q)	Escrow agreement and Deed of Deposit
7.4	IP transfer deeds
8.2	Tax matters
9	Buyer warranties
10.1	Seller Warranties
15.1	Bank Guarantee
15.2	Guarantee
15.3	Escrow Agreement

ANNEXES

2.6	Group Structure Chart
5.1	Employees
5.10	Sick Employees
14.1	Property
16.1	Insurance

SHARE PURCHASE AGREEMENT
THIS AGREEMENT is made on the twenty-fourth day of October 2011.
The undersigned:
1.	VISTAPRINT N.V., a public company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its seat (statutaire zetel) in Venlo and its principal place of business at Hudsonweg 8, 5928 LW Venlo, the Netherlands, registered with the Trade Register of the Chamber of Commerce for Limburg under number 14117527 (“Buyer”);
2.	ALBUMPRINTER BEHEER B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, having its seat (statutaire zetel) in Amsterdam and its principal place of business at Stationsplein 53 -57, 1012 AB Amsterdam, the Netherlands, registered with the Trade Register of the Chamber of Commerce for Amsterdam under number 34247365 (“Seller”),
Hereinafter referred to as a “Party” or jointly as “Parties”.
Whereas:
(A)	Seller holds 100% of the issued and outstanding shares in the Company (as defined in Schedule 1.1);

(B)	the Company holds 100% of the issued and outstanding shares in the Subsidiaries (as defined in Schedule 1.1);

(C)	the Company and its Subsidiaries are engaged in the Business (as defined in Schedule 1.1);

(D)	Buyer has expressed an interest to acquire all of the shares in the Company and thereby an indirect 100% interest in the Subsidiaries;

(E)	based upon the process letter dated 3 May 2011, Buyer issued a non-binding offer to acquire a 100% interest in the Company on 14 June 2011;

(F)	Buyer and Seller have confirmed their mutual interest in a transaction whereby Seller shall sell to Buyer and Buyer shall acquire from Seller all of the shares in the Company, by a term sheet dated 5 July 2011 which was renegotiated as set out in a subsequent term sheet dated 26 September 2011;

(G)	the interest of Buyer to proceed with the transaction was conditional upon Buyer having met with representatives of Hema and Hema having provided certain written confirmations to the Buyer, which confirmations have since been given by Hema in the letter attached hereto as Schedule (G);

(H)	the Seller has given the Buyer and its advisors access to the Data Room from 6 July 2011 to 5 August 2011 to carry out due diligence as well as the opportunity to ask questions and carry out such investigations as the Buyer deemed necessary in relation to the businesses of the Target Group Members;

(I)	by letter dated on the same date of this Agreement, Buyer and Seller have complied with their respective obligations under the Dutch Merger Code (SER-besluit Fusiegedragsregels 2000);

(J)	Buyer and Seller hereby each confirm, on the basis of independent investigation undertaken by each of them, that it has no obligation to notify or seek approval for the transactions contemplated by this Agreement pursuant to the Dutch Competition Act (Mededingingswet);

(K)	by entering into this Agreement, the Parties wish to set forth the terms and conditions under which the Seller is prepared to sell and the Buyer is prepared to purchase the Shares.
Now therefore, the Parties hereby agree as follows:
1. Interpretation
1.1.	Definitions
In this Agreement, the Schedules and Annexes hereto, capitalised terms shall have the meaning ascribed thereto in Schedule 1.1.
1.2.	References
(a)	References to the Agreement shall include the Schedules and Annexes unless the context requires otherwise.

(b)	Reference to any statute (wet) or regulation (regelgeving) shall be construed as reference to such statute or regulation as in force on the date of execution of this Agreement.

(c)	References to Dutch legal terms expressed in this Agreement in the English language shall be construed in accordance with Dutch law, including case law (rechtspraak) as published on or before the date of execution of this Agreement.

(d)	References to words importing the singular will include the plural and vice versa and references to words importing one gender shall include both genders unless the context requires otherwise.

(e)	If there is a discrepancy between an English language word and a Dutch language word used to clarify it and then to the extent of the conflict only, the meaning of the Dutch language word shall prevail.
1.3.	Background parties
The Agreement qualifies as a commercial transaction between professional parties, each with sufficient experience with the type of transactions contemplated hereby and each supported by qualified advisors.
2. Sale and Purchase of Shares
2.1.	Sale and Purchase
Subject to the terms and conditions set forth in this Agreement, Seller hereby sells to Buyer and Buyer hereby purchases from Seller the Shares.
2.2.	Delivery

Legal title to the Shares shall be delivered by Seller to Buyer by virtue of the execution of the Deed of Transfer attached hereto in the Agreed Form as Schedule 2.2. The Shares will be delivered by Seller to Buyer on the Closing Date free from any and all Encumbrances and together with all rights attaching thereto by law or the Articles.
3. Consideration
3.1.	Purchase Price
The total purchase price of the Shares is equal to the aggregate of:
(a)	the First Instalment which shall equal an aggregate amount in cash determined as follows:
(i)	of €60,000,000 (sixty million Euros); plus or minus (as the case may be);

(ii)	the amount of the euro for euro Net Debt adjustment as referred to in Section 3.2 below;
and
(b)	the Second Instalment, being a maximum earn-out payment for the Company’s financial year 2012 (the “Earn-Out Period”) in the amount of €5,000,000 (five million Euros) (the “Earn-Out Payment”), as further defined and to be calculated in conformance with Section 4,
and
(c)	the aggregate of the amounts payable by the Buyer under Section 8.1 hereof in respect of the Refund Payment.
(collectively the “Purchase Price”).
3.2.	The First Instalment shall be adjusted on a euro for euro basis for the amount of Net Debt. The amount of Net Debt as evidenced by the Closing Accounts shall be determined in accordance with Schedule 3.2. This Net Debt adjustment to be made to the First Instalment shall be calculated in conformance with Schedule 3.2. Subject to any Earn-Out Payment, the result of such adjustment shall fix the definitive purchase price. The date on which the Closing Accounts and calculations provided therewith are finally determined in accordance with Schedule 3.2, is hereinafter defined as the “Determination Date”.
3.3.	Payment
The Purchase Price shall be paid by Buyer to Seller as follows:
(a)	ultimately one (1) Business Day before the Closing Date, the Buyer will pay or procure the payment of an amount equal to EUR 60,000,000 minus the IP Holdback Amount (such amount hereinafter the “Closing Amount”) into the Third Party Account where it shall be held by the Civil Law Notary for and on behalf of the Buyer until the execution of the Deed of Transfer. Upon execution of the Deed of Transfer, the Civil Law Notary shall hold the Closing Amount for and on behalf of the Seller and shall release it by remitting an amount equal to the Escrow Amount to the Escrow Account in accordance with the Escrow

Agreement, and (ii) the remainder into the bank account of the Seller with number 1288.60.448;

(b)	within 5 (five) Business Days following the Determination Date, Seller shall pay to Buyer, or Buyer shall pay to Seller, as the case may be, the balance of the Net Debt adjustment;

(c)	the Second Instalment consisting of the Earn-Out Payment shall be paid in conformance with Section 4;

(d)	an amount equal to the aggregate of the net amounts of the Refund Payment received by any of the Target Group Members after Closing shall be paid in accordance with Section 8.1.
3.4.	If and to the extent any amount is paid by the Seller in respect of a breach of this Agreement, such amount shall be treated as a reduction of the Purchase Price.
4. Earn-Out Payment
4.1.	As part of the Purchase Price Buyer will pay Seller an earn-out payment of up to a maximum of €5,000,000 (five million Euros) (the “Earn-Out Payment”), subject to the provisions of this Section 4.

4.2.	In order for any Earn-Out Payment to become payable both (a) a minimum of 96% of the 2012 Revenue Target and (b) a minimum of 96% of the 2012 EBITDA Target need to be met, and the Earn-Out Payment shall be calculated as follows:
(a)	if 96% of each of (i) the 2012 Revenue Target, being an amount of €49,152,000 (forty-nine million one hundred and fifty-two thousand Euros), and (ii) the congruent pro rata 2012 EBITDA Target, being an amount of €10,560,000 (ten million five hundred and sixty thousand Euros), are reached, 20% of the maximum Earn-Out Payment shall be payable by Buyer to Seller, i.e. an amount of €1,000,000 (one million Euros);

(b)	if 97% of each of (i) the 2012 Revenue Target, being an amount of €49,664,000 (forty-nine million six hundred and sixty-four thousand Euros), and (ii) the congruent pro rata 2012 EBITDA Target, being an amount of €10,670,000 (ten million six hundred and seventy thousand Euros), are reached, 40% of the maximum Earn-Out Payment shall be payable by Buyer to Seller, i.e. an amount of €2,000,000 (two million Euros);

(c)	if 98% of each of (i) the 2012 Revenue Target, being an amount of €50,176,000 (fifty million one hundred and seventy-six thousand Euros), and (ii) the congruent pro rata 2012 EBITDA Target, being an amount of €10,780,000 (ten million seven hundred and eighty thousand Euros), are reached, 60% of the maximum Earn-Out Payment shall be payable by Buyer to Seller, i.e. an amount of €3,000,000 (three million Euros);

(d)	if 99% of each of (i) the 2012 Revenue Target, being an amount of €50,688,000 (fifty million six hundred and eighty-eight thousand Euros), and (ii) the congruent pro rata 2012 EBITDA Target, being an amount of €10,890,000 (ten million eight hundred and ninety thousand Euros), are reached, 80% of the maximum Earn-Out Payment shall be payable by Buyer to Seller, i.e. an amount of €4,000,000 (four million Euros); or

(e)	if 100% of each of (i) the 2012 Revenue Target, being an amount of €51,200,000 (fifty-one million two hundred thousand Euros), and (ii) the congruent pro rata 2012 EBITDA Target, being an amount of €11,000,000 (eleven million Euros), are reached, 100% of the maximum Earn-Out Payment shall be payable by Buyer to Seller, i.e. an amount of €5,000,000 (five million Euros);

(f)	in calculating the Earn-Out Payment, the Revenue for the financial year 2012 and the EBITDA for the financial year 2012, Dutch GAAP and accounting principles and procedures shall be applied, on a basis consistent with past practices within the Target Group Members prior to Closing and, in addition, in order to provide a true like-for-like comparison to the Target Group Members’ business as exists per the Closing Date, the following principles shall apply for the purposes of calculating the Earn-Out Payment, the Revenue for the financial year 2012 and the EBITDA for the financial year 2012 and when applying these principles Parties shall act in good faith and apply standards of reasonableness and fairness:
(i)	any and all costs, , imposed on or otherwise incurred by any of the Target Group Members that would not have been incurred if the Target Group members would not have been acquired by Buyer but which are unrelated to the Target Group Members sales (for example costs related to becoming US GAAP compliant) shall not be included;

(ii)	any amounts generated by Buyer’s synergies (including but not limited to sales of photo books to Buyer’s customers or the sale of Buyer’s products to Target Group Members’ customers) (“Buyer’s Synergies”) shall not be included (for the avoidance of doubt, (i) sales to Buyer’s customers to whom any of the Target Group Members have sold products prior to the Closing Date and (ii) sales to Buyer’s customers other than specifically targeted at Buyer’s customers by using Buyer’s customer databases, shall not be deemed amounts generated by Buyer’s Synergies);

(iii)	any additional costs associated with the (generation of) Buyer’s Synergies (as carved out pursuant to Sub-Section 4.2(f)(ii) above) shall not be included;

(iv)	any integration costs which are imposed on the Company relating to this transaction and the new ownership but which are unrelated to the Company sales (for example costs related to becoming US GAAP compliant), shall not be included;

(v)	the impact of the outcome of the VAT court case won by the Company shall be included but income associated with the receipt of any VAT Refunds as defined in Section 8.1 relating to sales prior to the Closing Date shall be excluded;

(vi)	revenue and EBITDA accrued as a consequence of any post Closing acquisitions by any of the Target Group Members as well as any costs and expenses associated therewith, shall not be included;

(vii)	EBITDA shall be computed without regard to “exceptional items’’ as defined in Dutch GAAP;

(viii)	EBITDA shall not include any gains, losses or profits realized from the sale of any assets other than in the ordinary course of business;

(ix)	any intercompany charges, if any, charged by Buyer to the Company shall not be included in calculating the EBITDA; and

(x)	any legal or accounting fees and expenses arising out of this Sale and Purchase Agreement including accounting fees directly attributable to US GAAP compliance shall not be included in calculating the EBITDA.
For the avoidance of doubt, in the event that the Company achieves at least 96% of both the 2012 Revenue Target and 2012 EBITDA Target, but one of these factors is achieved at a higher percentage, the Earn-Out Payment will be based on the lower percentage achieved. For example, if the Company achieves 98% of the 2012 Revenue Target and 96% of the EBITDA Target, an amount of €1,000,000 (one million Euros) will be payable.
4.3.	For the protection of the Seller in relation to this Section 4, the Buyer undertakes for the duration of the Earn-Out Period to cause the Target Group Members to operate their business in the ordinary course, consistent with good business practice, with the aim of preserving their business organisation, goodwill and reputation. If during the Earn-Out Period Buyer implements a material change to the ordinary and usual course of business of the Target Group Members as conducted on the Closing Date, whereby
(a)	such change relates to any of the following matters (i) any Target Group member entering into any material agreement or assuming any material obligation outside the ordinary course of business as the same has been conducted in the 12 months prior to the date of this Agreement, (ii) any Target Group Member entering into any transaction(s) with any related party on terms other than may be deemed arm’s length, (iii) dismissal or suspension of Mr. C.D. Arends as CEO and/or any change to his position of managing director (statutair directeur) after Closing and/or (iv) dismiss or suspend any Key Employees; and

(b)	such change (i) cannot be deemed to be commercially reasonable in light of the market and economic conditions affecting the Target Group Members’ business or operations at the time of such change and (ii) has, or may reasonably be expected to have, the negative effect of decreasing the amount of the Earn-Out Payment, then Parties shall enter into good faith negotiations to discuss in all reasonableness any consequences of such material change on the Earn-Out Payment. Buyer shall inform Seller of such material change as soon as possible and shall try to do so prior to the implementation of such change if such is reasonably possible.
4.4.	For the purpose of this Section 4 the Buyer shall for the duration of the Earn-Out Period,
(a)	furnish, or cause the Target Group Members to furnish, to the Seller or those persons authorised by the Seller, monthly reports with respect to the financial position of the Target Group members and their businesses;

(b)	organize two face to face meetings per year in which the Target Group Members will explain the monthly reports;

(c)	give the auditors of Seller full access to all books and records of the Target Group Members, during normal business hours on any Business Day and shall provide such information regarding the businesses and affairs of the Target Group Members as the Seller may require in order to enable Seller to audit the final numbers for a particular financial year which forms part of the Earn-Out Period upon the reasonable request thereto by Seller but in any event limited to once a year and any costs associated with the audit shall be borne by Seller.
4.5.	For the avoidance of doubt the confidentiality obligation as included in Section 17 of this Agreement shall apply to any information provided to Seller or those persons authorised by Seller in accordance with this Section 4.
5. Condition precedent
5.1.	The provisions of and the transactions contemplated in this Agreement and the related agreements, are conditional upon the following condition precedent (opschortende voorwaarde) being fulfilled by the due date(s) stated below, namely:
(a)	no Material Adverse Effect having occurred, or become known to Buyer, in the period as from the date hereof up to the Closing.
(a “Condition”).

5.2.	The Condition must be:
(a)	fulfilled; or

(b)	waived in accordance with Section 5.5,
no later than 17.00 CET on the fifth Business Day following signing date of this Agreement (the “Fulfilment Date”).

5.3.	The Parties must use their best efforts to achieve the satisfaction of the Condition as soon as possible and in any event by the Fulfilment Date.

5.4.	If at any time a Party becomes aware of a fact or circumstance that might prevent a Condition being satisfied, it must immediately inform the other Party in writing.

5.5.	At any time before the Fulfilment Date applicable to each Condition, Buyer may waive, in whole or in part, any condition set out in Section 5.1, which condition are inserted for the sole benefit of Buyer. In all cases by written notice to Seller. Any waiver notice must be narrowly construed as relating only to the matters expressly mentioned in it.

5.6.	If any Condition is not:
(a)	satisfied by the relevant Fulfilment Date; or

(b)	waived in accordance with Section 5.5 by Buyer,
the Buyer may, at its sole discretion elect to move the Closing to a date not more than thirty (30) Business Days after the Fulfilment Date.

5.7.	If the Condition has not been fulfilled or waived by the Fulfilment Date, this Agreement will lapse and be of no further force and effect, without prejudice to the Parties’ accrued rights and obligations at that time, and except for the provisions of this Section 5.7, Section 1 (Interpretation), 17 (Confidentiality), 18 (Notices), 20 (Amendment and Waivers), 21 (Entire Agreement), 22 (Fees and Expenses), 23 (Binding Nature, Waiver, Severability) and 25 (Governing Law and Forum), which shall survive lapse of this Agreement.
6. Closing
6.1.	Subject to the terms and conditions of this Agreement upon satisfaction or valid waiver of the condition precedent as meant in Section 5, the consummation of the sale and purchase of the Shares shall take place on the Closing Date.

6.2.	Closing shall take place at the offices of the Civil Law Notary at 31 October 2011 or at such other time and place as shall be agreed upon by the Parties.

6.3.	Closing Agenda

6.4.	On the Closing Date, the following actions shall be taken in the sequence stated below:
(a)	written confirmation by Buyer of the satisfaction or valid waiver of the Condition as meant in Section 5;

(b)	confirmation by Buyer that Buyer has obtained all necessary (corporate) approvals;

(c)	confirmation by the Civil Law Notary of receipt in the Third Party Account of the Closing Amount with a value date not later than the Closing Date;

(d)	delivery by Seller to Buyer of evidence that Seller has assumed, or procured the release as of the Closing Date of all guarantees and other securities of any kind issued to secure obligations of Seller and/or any member of Seller’s Group that the Company has executed and/or assumed;

(e)	delivery by Seller of the executed employment agreements or where relevant addenda thereto between Buyer and the Key Employees in the Agreed Form attached hereto as Schedule 6.4(e);

(f)	delivery by Seller to Buyer of written confirmation from the Coöperatieve Rabobank Utrecht en Omstreken U.A. that the Coöperatieve Rabobank Utrecht en Omstreken U.A. will not use any of the termination rights or other change of control rights contained within the agreements with the Coöperatieve Rabobank Utrecht en Omstreken U.A. as a result of the transactions contemplated by this Agreement or for any other reason to date;

(g)	delivery by Seller to Buyer of confirmation that Coöperatieve Rabobank Utrecht en Omstreken U.A. has released Seller from the security rights granted by Seller to Coöperatieve Rabobank Utrecht en Omstreken U.A. in connection with the relevant credit agreement it being understood that Buyer undertakes to provide such cooperation (including where relevant by granting security rights in the form of a parent guarantee under terms acceptable to Buyer) as may reasonably be required by the bank for continuation of the current credit agreement in order to effectuate that Seller will be released from its obligations thereunder or otherwise allow the same to be terminated at Closing;

(h)	delivery by Seller to Buyer of written confirmation from the insurance companies which have entered into insurance policies with Target Group Members that such insurance companies will not use any of the termination rights or other change of control rights contained within the insurance policies and the conditions applicable thereto as a result of the transactions contemplated by this Agreement or for any other reason to date;

(i)	delivery by Seller to Buyer of the Disclosure Letter as attached hereto as Schedule 6.4(i);

(j)	delivery by Seller to Civil Law Notary of the original shareholders’ register of the Company;

(k)	delivery by Seller to the Buyer of the Bank Guarantee;

(l)	delivery by Seller to the Buyer of the guarantees as referred to in Section 15.2;

(m)	delivery by the Seller to the Buyer of Non-Compete Agreements entered into by each of Mr. C.D. Arends, Mr. J.J. Schuijff, Mr. E.H. Smid, Mr. H. Veldhuizen and Mr. J. Keijzer and Mr. H. Deitmers in Agreed Form attached hereto as Schedule 6.4(m);

(n)	delivery by the Seller to the Buyer of Non-Solicitation Agreements entered into by each of Wouter Staatsen and Maarten Wensveen in Agreed Form attached hereto as Schedule 6.4(n);

(o)	Seller shall represent and warrant to Buyer that, except as disclosed to Buyer, each and every statement set out in Schedule 10.1 is true and accurate and not misleading on the Closing Date;

(p)	Buyer shall represent and warrant to Seller that each and every statement set out in Schedule 9 is true and accurate and not misleading on the Closing Date;

(q)	delivery by the Seller to the Buyer of two copies of a DVD containing the information made available in the Data Room one copy of which will be held in deposit by the Notary pursuant to the escrow agreement and the Deed of Deposit each attached hereto in Agreed Form as Schedule 6.4(q);

(r)	delivery by the Seller, in it’s capacity of sole shareholder of the Company, of (i) the resignation letter of C.D. Arends Taxus Management B.V. as managing director of the relevant Target Group Members and (ii) of a written shareholder’s resolution granting full and final discharge to C.D. Arends Taxus Management B.V. of its management of the relevant Target Group Members up to the Closing Date;

(s)	execution by the Buyer, the Seller and the Civil Law Notary of the Deed of Deposit;

(t)	execution by Buyer, Seller and the Escrow Agent of the Escrow Agreement attached hereto in agreed from as Schedule 15.3;

(u)	execution by the Civil Law Notary of the Deed of Transfer;

(v)	appointment by the General Meeting of the Company of each of Mr. C.D. Arends, Mr. Nicholas Ruotolo and Mr. Arnaldo Munoz as members to the Board and the Company as managing director of those Target Group Members from which board of managing directors C.D. Arends Taxus Management B.V. resigned;

(w)	release of the Closing Amount as meant in Section 3.3(a) by the Civil Law Notary to Seller. The Seller shall be entitled to any interest on these funds.
6.5.	Closing considered as a single transaction

It is agreed that all actions and transactions constituting the Closing shall be regarded as a single transaction so that, at the option of the Party having interest in the carrying out of an action or transaction, no action or transaction shall be deemed to have taken place unless all other actions and transactions shall have taken place as provided in this Agreement. Buyer shall cause the Company to register the transfer of the Shares, including the details of the Deed of Transfer, in its shareholders register as soon as reasonably practicable after Closing, but this action shall not be deemed part of Closing for the purposes of this Section 6.5.
7. Post Closing Obligations
7.1.	The Parties must do or ensure that all further acts are done, and execute, or ensure the execution of, all further documents as may in the reasonable opinion of the Buyer be necessary to fully effect transfer of the Shares and the other transactions contemplated in this Agreement.

7.2.	Effective immediately following the Closing, Seller shall, and shall procure that each member of its Group and the members of the Groups of each of the Seller’s direct and indirect shareholders (other than those persons who will continue to be in the service of the Target Group Members after Closing) shall, not hold itself out as being connected with the Company or any member of the Company’s Group. Seller shall change its corporate name into a name not including “Albumprinter” within 20 Business Days after the Closing Date.

7.3.	Seller hereby acknowledges and agrees that, immediately following the Closing, all arrangements between Seller or a member of its Group and the Target Group Members shall be terminated by Seller or shall automatically lapse in accordance with their terms as a result of the transactions contemplated by this Agreement, including but not limited to, all inter-company arrangements between Seller’s Group and the Target Group Members.

7.4.	Transfer of IP Rights AlbumPrinter N.V.
(a)	Seller shall secure that all intellectual property rights relating to the Target Group Members’ business, owned or formerly owned by AlbumPrinter N.V., a company incorporated under the laws of the Netherlands Antilles, shall be legally transferred to AlbumPrinter B.V. within 60 Business Days after Closing.

(b)	As an incentive for Seller to perform its obligations under Section 7.4(a) Buyer shall at Closing retain part of the First Instalment, in the amount of EUR 1,000,000 (the “IP Holdback Amount”) as a holdback. Buyer shall release the IP Holdback Amount to Seller within 5 Business Days of receipt by Buyer of duly executed copies of the deeds of transfer relating to the intellectual property rights to AlbumPrinter B.V. attached hereto in agreed form as Schedule 7.4.

(c)	The 60 Business Day period referred to in Section 7.4(a) does not constitute a firm date (fatale termijn) so that, if and to the extent that the intellectual property rights referred to in Section 7.4(a) are not transferred to AlbumPrinter B.V. within the 60 Business Day period, such shall not lead to forfeiture by Seller of its right to receive the IP Holdback Amount in accordance with this Section 7.4 as soon as the intellectual property rights referred to in Section 7.4(a) have been transferred, provided that performance of the obligations in Section 7.4(a) has not become impossible and without prejudice to Buyer’s rights to claim damages for breach of contract in accordance with the Dutch Civil Code. If and to the extent that the intellectual property rights referred to in Section 7.4(a) have not been transferred to AlbumPrinter B.V. within 5 years after Closing, Buyer will on the 5th anniversary of the Closing Date, remit the IP-Holdback Amount increased with interest, reasonable for the period of time held and interest applying to Buyer’s normal banking arrangements, from the Closing Date up to the date the payment is made, to the Seller provided that (i) Seller has used all commercially reasonable endeavours to cause the transfer of the abovementioned intellectual property rights to AlbumPrinter B.V. and (ii) no claims from third parties have been made (and remain unresolved) against the Buyer and/or any Target Group Member or the Target Group Members have filed claims against third parties which remain unresolved or which were unsuccessful due to the inability to prove a valid chain of ownership with respect to the abovementioned intellectual property rights, in respect of the use of, or title to, the abovementioned intellectual property rights after the Closing Date.
7.5.	Seller shall use all reasonable endeavours to cause Albumprinter Pty Ltd to provide an irrevocable power of attorney to Buyer, governed by the laws of the Netherlands to transfer the Australian national trademarks ‘ALBELLI’ (word mark, application number 1295660), ‘ALBUMPRINTER’ (word mark, application number 1295661), ‘ALBUMPRINTING’ (word and device mark, application number 1204217) and ‘albumprinter’ (word mark, application number 1112703) to a Vistaprint group entity in Australia and to perform all acts and to file all registrations which are required in order to effectuate this transfer as soon as reasonably practicable after the Closing Date.

7.6.	Seller shall cooperate to the fullest extent as may reasonably be required with respect to the registration of the Swedish national trademarks “Önskefoto” (word mark, application number 2009/07447), “-ett minne för livet — “Önskefoto” (word and device mark, application number 2006/06333) and “SnapSend” (word mark, application number 2004/02675) so as to reflect the assignment thereof to AlbumPrinter B.V. under the asset transfer agreement between AlbumPrinter B.V. and Online Nordic Brands AB.

7.7.	Release of Seller
(a)	The Buyer shall procure ultimately at Closing the release of the Seller, and any other member of the Seller’s Group from any guarantee, indemnity, contribution obligations (bijdrageverplichtingen), letter of comfort or Encumbrances or other similar liability given or incurred by it for the benefit of (i) any of the Target Group Members or any of the managing directors or employees of any of the Target Group Members, whether actual or contingent.

(b)	The Buyer acknowledges that the Seller shall (i) terminate, at Closing or in any event within 2 Business Days following Closing, any statements of joint and several liability issued by the Seller under Section 2:403 of the Dutch Civil Code in respect of any of the Dutch Target Group Members and (ii) terminate, as soon as possible after Closing, any remaining liability under such statements of joint and several liability in accordance with Section 2:404 of the

Dutch Civil Code. If any creditors of any of the Dutch Target Group Members object to the termination of such remaining liability, the Buyer shall provide such objecting creditor(s) with sufficient comfort as shall have been requested by these creditor(s) or as may have been determined by a court, insofar as such can reasonably be expected from Buyer and only at at arm’s length terms.
7.8. Wrong Pocket
(a)	Insofar as any asset exclusively or primarily used by the Target Group Members in the conduct of its Business is determined to be owned by a member of the Seller’s Group (not being a Target Group Member) and this Agreement contains no express provision regarding the disposition thereof, the Parties shall engage in good faith negotiations on arm’s length terms with a view toward allowing the use by the Target Group Members of such asset, whether by means of a transfer of legal title (eigendomsoverdracht), license or otherwise, for no additional consideration to be paid by Buyer to Seller.

(b)	Insofar as any contract exclusively or primarily inuring to the benefit or burden of the Target Group Members in the conduct of their Business is determined to be held by a member of the Seller’s Group (not being any Target Group Member) and this Agreement contains no express provision regarding the disposition thereof, the Parties shall engage in good faith negotiations on arm’s length terms with a view toward allowing the use by the Target Group Member of such contract, whether by means of assignment (contractsovername), license or otherwise, for no additional consideration to be paid by either Party to the other Party and with regard to any third-party consents required.

(c)	Until the final disposition of such asset or contract, Seller hereby grants and shall cause the relevant member of its Group to grant to the relevant Target Group Member a royalty-free license to use such asset or contract.
7.9. Retention of Books and Records
(a)	Buyer shall, and shall procure that the Company shall, retain for a period of 7 (seven) years from the Closing Date, or such longer period as may be prescribed by applicable law, all books, records and other written information relating to the Target Group Members prior to the Closing Date, insofar as the same has been delivered to Buyer or is in the possession of the Target Group Members pursuant to this Agreement.

(b)	Seller shall, and shall procure that the relevant members of its Group shall, retain for a period of 7 (seven) years from the Closing Date, or such longer period as may be prescribed by applicable law, all books, records and other written information relating to the Target Group Members prior to the Closing Date, insofar as the same remains in the possession of Seller or a member of its Group pursuant to this Agreement.

(c)	Buyer and Seller shall allow each other and their respective representatives, upon reasonable prior written notice, access during normal business hours to such books, records and information, including the right to inspect and take copies at the cost of the Party seeking the same, insofar as such access is reasonably required by that Party to comply with its statutory and contractual obligations.

7.10.	The Seller shall procure that all communications, notices, correspondence, information, orders or enquiries relating to any of the Target Group Members which are received by the Seller or any member of the Seller’s Group on or after Closing shall be immediately passed to the Buyer.
8. Tax matters
8.1.	The Seller has provided evidence to the Buyer that the Dutch Tax authorities have withdrawn their appeal that was pending in the Amsterdam Appeal Court with respect to the Seller’s favorable lower court ruling approving a lower rate of VAT chargeable on the sale of photobooks. The Company and certain of its wholly owned subsidiaries form the Seller’s VAT group in the Netherlands. The Seller has represented that the Company should be entitled to a VAT refund, (“VAT Refund”) for sales made prior to the Closing Date where a higher rate of VAT was charged. If the Seller executes a written agreement with the Dutch Tax authorities confirming the amount, method and timing of the VAT Refund prior to the Closing Date, the Seller shall provide a copy of the agreement to the Buyer. If the Seller has not received a written agreement from the Dutch tax authorities prior to the Closing Date, the Target Group Members will take, in close consultation with Seller, all reasonable efforts to obtain the VAT Refund from the Dutch tax authorities with the assistance of external tax and legal advisors, whereby the Seller may request the Buyer to take or cause the Target Group Members to take any action reasonably necessary to obtain the Tax Refund and Buyer will accede to such request if such can reasonably be expected from Buyer and such request fairly balances the interests of both Seller and Buyer in relation to the VAT Refund. To the extent the Buyer incurs external tax and legal advisor costs associated with the collection of the VAT Refund, the Seller shall bear the costs. Due to the fact that any VAT Refund received by the Company or its subsidiaries will be subject to Dutch corporate income tax, the Buyer and the Seller agree that the amount of any payment due to the Seller shall be net of the Dutch corporate income tax at the statutory rate actually applicable. For purposes of clarity, the amount of any payment to the Seller relating to a VAT Refund (the “Refund Payment”) shall be the amount of the VAT Refund to be actually received by Buyer from the Dutch tax authorities after Closing, less applicable CIT due (for the Dutch corporate income tax liability), plus any statutory interests and possible other compensations actually received and less any external tax or legal costs incurred by the Buyer and less any amounts due to HEMA under the HEMA Contract. The Buyer will pay any Refund Payment to the Seller within 10 Business Days of receiving the VAT Refund from the Dutch Tax authorities. Any Refund Payment made to the Seller shall be deemed an increase of the Purchase Price.
8.2.	Schedule 8.2 includes a detailed description on how Seller and Buyer will deal with relevant Tax matters, the provisions of which Schedule shall apply to all pending and future Tax related issues, other than the Tax Warranties.
9. Representations and warranties Buyer
Buyer represents and warrants (garandeert en staat er voor in) to Seller that, as at the date of this Agreement and shall on the Closing Date represent and warrant that, each of the Warranties set out in Schedule 9 is true, accurate and not misleading.

10. Representations and warranties Seller
10.1.	Seller represents and warrants (garandeert en staat er voor in) to Buyer that, as at the date of this Agreement and shall on the Closing Date represent and warrant that, each of the Warranties set out in Schedule 10.1 is true, accurate and not misleading, except as otherwise provided in Section 10.8.

10.2.	Each of the Warranties shall be construed as a separate and independent representation and warranty (garantie) such that Buyer shall have a separate claim and right of action for every breach of this warranty and shall not be limited by the terms of any other Warranty, either expressly or by means of reference.

10.3.	Seller acknowledges that each of the Warranties is material and that the truth and accuracy in respect of each of the Warranties is essential for the Buyer’s decision to enter into this Agreement on the stated terms and conditions, including the valuation given to the Target Group Members by Buyer and the amount of the Purchase Price. The Parties therefore intend that the Seller is liable for any breach of any of the Warranties subject only to the limitations expressly set out in this Agreement.

10.4.	Seller is not aware of any fact, matter, event or circumstance relating to the affairs of the Target Group Members, which has not been disclosed in this Agreement, the Exhibits or the Schedules thereto or in the Disclosed Information, the knowledge of which could reasonably be expected to adversely influence the decision of a reasonably prudent buyer to purchase the Company in any material respect.

10.5.	For the purpose of the automatic repetition of the Warranties on the Closing Date, each reference in the Warranties to the “date of this Agreement” is to be construed as a reference to the date of this Agreement and the Closing Date.

10.6.	Where any Warranty refers to the knowledge and information of the Seller, that reference will be considered to include the knowledge of, and information available to:
(a)	the Seller; and

(b)	any supervisory or managing directors of the Seller or any of Messrs. Kees Arends, Wouter Staatsen and Maarten Wensveen;
with respect to the facts and circumstances as meant in the relevant Warranty and in each case after proper and diligent enquiries.
10.7.	The applicability of Book 7, Title 1 of the Netherlands Civil Code is hereby excluded.
10.8.	The ability of Buyer to rely on the Warranties is limited by, and Seller shall not be in breach of or be liable for any Warranties Breaches in respect of, matters fairly disclosed in the Disclosed Information and sufficiently clear on the face of the relevant document, such that a reasonably experienced buyer reading such information would understand the nature and scope of it and its likely impact on the Target Group Members, without needing to ask for further information or documents. For the avoidance of doubt, a reference to information or a document that is not in fact included in the Disclosed Information or the documents attached to it does not result in the document or the information in it to be fairly disclosed as meant in this Section 10.8.

10.9.	The Buyer acknowledges and agrees that the Seller makes no representation or warranty and does not accept any duty of care as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion howsoever provided to the Buyer or any of its representatives or advisors. The Buyer acknowledges that no representations or warranties, express or implied are given other than the Warranties.

10.10.	The Buyer hereby represents and warrants to the Seller that upon signing of this Agreement the Buyer has no awareness that there is any breach of any of the Warranties.

11.	Breach of Warranty

11.1.	In the event of a breach of any Warranty (“Breach”), Seller shall be liable to Buyer for all Damages incurred as a result of such breach in accordance with the provisions of this Section 11 and shall indemnify and hold harmless (vrijwaren) the Buyer (or at the request of the Buyer, the relevant Target Group Member) from and against any Damages incurred by the Buyer or any Target Group Member directly resulting from such Breach.

11.2.	Damages shall, for the purposes of this agreement include the costs, expenses, damages or liabilities incurred by the Buyer, including those incurred in preventing, limiting and/or determining the scope of the damage and the reasonable costs incurred in obtaining satisfaction of its damages claim against Seller, including reasonable attorneys’ fees, it being understood that if and to the extent that such costs and expenses are borne by another member of Buyer’s Group, Seller shall reimburse the relevant member of Buyer’s Group.

11.3.	Limitations in time

Seller shall be liable to Buyer for Breach under this Section 11 occurring on or after 00.00 hours on the Closing Date:
(a)	for a period unlimited in time for the Warranties as meant in Sections 1 and 2, except for the Warranties in section 1.5 of Schedule 10.1 (corporate authority and title to shares);

(b)	for a period of five years for the Warranties as meant in Sections19.1 and 19.3 of Schedule 10.1 (compliance) but only insofar the Breach relates to an environmental matter;

(c)	for a period equal to the applicable statute of limitations (verjaringstermijn) plus six (6) months after the Closing Date with respect to the Warranties stated in Section 15 of Schedule 10.1 (Tax); and

(d)	for a period of 18 months after the Closing Date for all other Warranties.
11.4.	Limitations in amount

Buyer is not entitled to recover Damages for a Breach:
(a)	to the extent the face value of an individual Breach (or a series of Breaches arising out of substantially identical facts or circumstances) does not exceed €15,000; and

(b)	to the extent the aggregate amount thereof does not exceed €300,000. Once this minimum has been exceeded, Seller shall compensate Buyer for all damages and costs suffered including such minimum;

to the extent the relevant Breach relates to Employment Warranties lower thresholds of €2,000 and €100,000 shall apply respectively.

11.5.	The total liability of Seller for any and all claims under this Agreement (including any Indemnity Claims) shall not exceed an amount equal to the amount of the Purchase Price actually received by the Seller.

11.6.	With the exception of Warranties as meant in Sections 1 and 2, except for the Warranties in section 1.5 (corporate authority and title to shares) and Section 8 (Intellectual Property) of Schedule 10.1, which are not subject to any limitation, other than the limitation set out in Section 10.8 and 11.5, the total liability for all claims constituting a Breach of Warranties will be equal to €6,000,000 (six million Euros), which amount will be increased with an amount equal to 10% of the actual Earn-Out Payment determined pursuant to Section 4, up to a maximum of €6,500,000 (six million five hundred thousand Euros) when the full Earn-Out Payment is paid.

11.7.	The Buyer shall not be entitled to recover more than once in respect of the same Damages suffered or in respect of matters that have been included in the adjustment of the Purchase Price pursuant to Section 3.

11.8.	The minimum and maximum thresholds stipulated in Sections 11.4 and 11.5 shall be determined exclusive of any penalties, interest and expenses.

11.9.	In calculating the liability of Seller for any claim under this Agreement, that liability will be reduced by the sum of the following economic benefit, if any, relating to that claim:
(a)	the amount of any Tax refund received or reasonably certain to be received by any of the Target Group Members, the Buyer or any other member of the Buyer’s Group and (ii) any reduction in Tax payable by any of the Target Group Members, to the extent that such refund or reduction is attributable to the facts or circumstances giving rise to the liability of the Seller;

(b)	the amount of any provision, allowance or reserve which is attributable to the facts giving or circumstances giving rise to the liability of the Seller, in the Accounts;

(c)	any amount actually received or reasonably certain to be received by the Buyer or any of the Target Group Members under an insurance policy or from a third party, to the extent that such amount is attributable to the facts giving rise to the claim; and

(d)	any amount that would have been covered under any insurance policy of any of the Target Group Members in effect immediately prior to Closing, had such insurance policy been maintained after the Closing Date.
11.10.	The Seller shall not be liable under this Agreement in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance to the extent that the same would not have occurred but for:
(a)	any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request or with the approval of the Buyer;

(b)	any act, omission or transaction of the Buyer or any other member of the Buyer’s Group or any of their respective directors, officers, employees or agents or successors in title after the date of this Agreement.
11.11.	The limitation of the liability of Seller pursuant to this Section 11 shall not apply in the event of fraud (fraude), wilful misconduct (opzet), intentional misrepresentation (bedrog) or gross negligence (grove schuld) on the part of Seller as a result of which one or more Warranties is inaccurate or misleading.

12.	Specific Indemnification

12.1.	Seller shall indemnify (vrijwaren) and hold Buyer and each Target Group Member harmless (schadeloosstellen), against any and all Damages suffered in relation to any of the following third-party claims (“Indemnification Claim”), it being understood that if and to the extent that any costs and expenses are borne by another member of Buyer’s Group in connection with an Indemnification Claim, Seller shall reimburse the relevant member of Buyer’s Group for such costs and expenses:
(a)	the Tax Indemnity Claims as specified in Schedule 8.2;

(b)	any claims from (former) Employees pursuant to the fact that they have worked on an average 40 hour per week contract basis instead of the mandatory average 36 hour per week as put down in the applicable Collective Bargaining Agreement to the extent that these claims relate to the period up to Closing;

(c)	any claims from the contemplated resignation of Mr Cubric;

(d)	any claims following from the potential applicability of the Grafimedia Collective Bargaining Agreement to employees of the Target Group Members working at the Company’s offices in Amsterdam to the extent that these claims relate to the period up to Closing;

(e)	any claims pursuant to the potential dispute with CeWe Color AG & Co, a German competitor of the Company regarding the matters set out in the letters from CeWe Color AG & Co dated 30 September 2010 and 1 February 2011 limited to the actual amount lost irrespective of which Buyer’s Group member or Target Group Member will suffer the Damages;

(f)	any claims pursuant to the credit facility with Rabobank in relation to the deeds of pledge of the Benelux word mark “ALBELLI” and the domain name “AlbumPrinter”;

(g)	any claims pursuant to the full ownership regarding Intellectual Property Rights, including, but not limited to, all Indictis related Intellectual Property Rights, relevant to the business of the relevant Target Group Members not having been legally transferred to the relevant Target Group Members;

(h)	any claims resulting from the missing tax certificates (VAR-verklaring) which could result the Company and/or the Subsidiairies having to pay backdated employer tax and social security;

(i)	any claims pursuant to soil pollution at Laan van Ypenburg 34-38 in The Hague, by the Company in the past;

(j)	any claims by the sellers of Onskefoto and Bonusprint against any Target Group Member for any deferred consideration related to the acquisitions by the relevant Target Group Member of the aforementioned companies insofar as these claims exceed the estimate of the total payment obligation included in the Closing Accounts;
12.2.	The limitations of liability as set out in Sections 11.4 and 11.6 shall not apply to an Indemnification Claim. All costs, including reasonable attorneys’ fees, incurred by the Buyer, the Target Group Members and each Group Company in connection with an Indemnification Claim, if valid, shall be borne by Seller.

13.	Claims

13.1.	Notice of Claims
(a)	Notice of any claims against the Seller under this Agreement shall be provided in writing by Buyer to Seller in accordance with Section 18.

(b)	Said notice shall be provided as soon as reasonably possible, but ultimately within 30 Business Days following determination by Buyer that the relevant facts and circumstances qualify as a Claim.

(c)	Notice of a Claim shall include (i) all reasonable particulars of the facts underlying the Claim and all relevant underlying documentation and information as may reasonably be required by the Seller to assess the merits of the claim, and (ii) a reasonable estimate by Buyer of the Damages which form the subject of the Claim.
13.2.	Disputed Claims
(a)	Insofar as Seller denies liability for a claim of the Buyer under this Agreement, each of the Parties shall be under the obligation to endeavour, on a best efforts basis, to resolve amicably the relevant matter in dispute. If the dispute or difference is not resolved to the satisfaction of both Parties within 30 Business Days after it has arisen, the dispute or difference may be referred to the court of competent jurisdiction in Amsterdam in accordance with Section 25.

(b)	Any claim, with the exception of any Third Party Claim, notified to the Seller shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn 6 (six) months after the Buyer has filed notice in accordance with Section 13.1(b), unless legal proceedings in respect of it (i) have been formally commenced and (ii) are being and continue to be pursued with reasonable diligence.
13.3.	Disputed Warranty Claims relating to Accounts, Net Debt and Net Working Capital

13.4.	Insofar as Seller denies a Warranty Claim, in whole or in part, relating to any of the Accounts, Net Debt and / or Net Working Capital Warranties, stated in Schedule 3.2, the provisions of Section 3 of Schedule 3.2 shall apply mutatis mutandis.

13.5.	Defence of Third Party Claims
(a)	If the Buyer is confronted with or otherwise becomes aware of any claim of a third party, with the exception of claims from any Tax Authority for which claims the arrangements as set out in Schedule 8.2 will prevail, against the Buyer or any of the Target Group Members, which claim, if valid, would result in liability of the Seller under this Agreement (a “Third Party Claim”), the Buyer shall notify the Seller of such Third Party Claim as soon as possible after having become aware thereof in accordance with Section 13.1. As soon as possible following the date of that notification the Parties shall consult each other on the course of action to be taken. The Seller shall, however, at its sole discretion and subject only to any restriction under any insurance policy, be entitled to take, or request the Buyer to take, or to procure that the relevant Target Group Member shall, take any reasonable action necessary to defend or settle the Third Party Claim, and Buyer shall not withhold its cooperation with respect to such a reasonable request on unreasonable grounds. Each of Seller and Buyer shall bear its own costs in connection with a Third Party Claim. The Seller shall use best endeavours to strike a fair balance between the interests of the Seller in keeping its liability in connection with the Third Party Claim as low as possible and the interests of the Buyer and the Target Group Members to maintain good business relations with the third party concerned.

(b)	If Seller does not elect to assume the conduct as contemplated above, Buyer may elect to assume the conduct of any appeal, dispute, compromise or defence of the Third Party Claim and of any incidental negotiations as long as this does not have any adverse effect on the Seller. Seller shall however in this event reimburse all Buyer’s costs in connection with the Third Party Claim.

(c)	The Parties will cooperate with each other in dealing with any Third Party Claim and will allow each other access to all books and records which might be useful for such purpose, during normal business hours and at the place where the same are normally kept, with full right to make copies thereof or take extracts therefrom. Such books and records shall be subject to a duty of confidentiality except for disclosures necessary for resolving such Third Party Claim or otherwise required by applicable law or stock exchange rules.

(d)	Neither Buyer nor Seller shall admit liability, settle or otherwise compromise the third-party claim without the prior written consent of the other Party, which consent shall not unreasonably be withheld. The Party entitled to grant such consent shall respond in writing within 10 Business Days following the issue of a request thereto, in the absence of which consent shall be deemed to have been granted. Buyer and Seller shall procure that the members of their respective Group adhere to this Section 13.5(a).
13.6.	Payment of Claims

Seller shall remit payment of the Damages to Buyer or, at the option of Buyer, to the Company within 30 Business Days following the date as per which Parties have reach the amicable agreement pursuant to Section 13.3, in the amount agreed upon.

14.	Protective Covenants

14.1.	Non-competition

(a)	For a period of two years following the Closing Date, Seller shall refrain and shall cause each member of its Group to refrain from directly or indirectly engaging or participating in any business in the Protected Field.

(b)	For purposes of this Section 14.1, the Protected Field is defined as the Business of the Company and its Subsidiaries as conducted on the Closing Date.

(c)	The restriction in Section 14.1(a) shall apply in the territory in which the Seller engaged in the Protected Field on the Closing Date as well as the territory in which the Seller has incurred investments in order to conduct future business in the Protected Field, being Europe.

(d)	The Parties hereby mutually acknowledge and agree that the restrictions as stated in this Section 14.1 are necessary and proportionate to allow the Buyer to enjoy and protect the value of the Target Group Members acquired pursuant hereto.

(e)	Each of the restrictions in each sub-clause of Section 14.1 shall be enforceable independently of each other and its validity shall not be affected if any of the others is invalid.
14.2.	Seller Non-solicitation
(a)	For a period of two years following the Closing Date the Seller shall refrain and shall cause each member of its Group to refrain from inducing any customer or supplier with whom the Target Group Members traded on the Closing Date, as well as any Person with whom the Target Group Members traded in the 12 (twelve) months preceding the Closing Date, to terminate its business relationship with the relevant Target Group Members.

(b)	For a period of two years following the Closing Date Seller shall not, and shall cause each member of its Group not to, solicit any Person employed by the Target Group Members on the Closing Date to terminate his/her employment, except for such Persons who (a) answer a public advertisement or (b) are approached by the Seller or a member of its Group following termination of that Person’s employment by the Target Group Members.

(c)	With respect to the HEMA Contract dated 16 February 2007, as amended on 16 February 2011,and HEMA in general, in relation to the topics covered under (a) and (b) of this Section 14.2 Parties agree that the respective applicable periods will be extended for up to the expiration date of the last HEMA Contract, being 15 February 2016 instead of two years considering the crucial role of these contracts for the Target Group Members and it’s business, and Parties explicitly agree and acknowledge that such extended periods are reasonable.
14.3.	Penalty

In the event of a breach or a threatened breach of this Section 14 by Seller, Buyer shall be entitled to seek appropriate injunctive relief. In the event of a breach, Buyer shall also be entitled to seek actual damages and any other relief permitted under law including specific performance (nakoming). Without prejudice to the rights of Buyer as stated in this Section 14.3, Buyer is entitled to a penalty (boete) in the amount of €100,000 for each breach of Section 14.1 and an amount of €10,000 for each day in which the breach continues.

15.	Seller’s security

15.1.	As security (zekerheid) for any claims of the Buyer against the Seller under this Agreement, the Seller shall cause a bank guarantee to be issued by Rabobank Utrecht en Omstreken Coöperatief U.A. for the benefit of the Buyer on the Closing Date in the principal amount of €6,000,000 (six million Euros), which amount will be increased with an amount equal to 10% of the actual Earn-Out Payment determined pursuant to Section 4, up to a maximum of €6,500,000 (six million five hundred thousand Euros) when the full Earn-Out Payment is paid, in the agreed form (the “Bank Guarantee”), which Bank Guarantee shall remain in full force and effect until 18 months after Closing, in the Agreed Form attached hereto as Schedule 15.1.

15.2.	As security for the performance by the Seller of its payment obligations towards the Buyer under this Agreement, and only to the extent that the Bank Guarantee offers insufficient recourse for the Buyer, each of the following persons shall bind itself as surety (borgstellen) by and subject to the terms of the Guarantee (overeenkomst van borgtocht) entered into for the benefit of the Buyer in the Agreed Form attached hereto as Schedule 15.2.: Van den Ende & Deitmers Crossmedia B.V., Mr. H. Veldhuizen, Mr. A. Grimbergen, Mr. M. Plomp, Mr. J. Schuijff, Mr. E. Smid, Mr. J. Overweg, Mr. H. Pesch, Mrs. S. Hartingsveldt, Mr. J. Keijzer, Mr. C.D. Arends, Mr. W. Staatsen, Mr. M. Wensveen, Mr. L. Delaney, Mr. S. Nagtegaal, Mr. E. de Greef, Mr. R. Heusinkveld, Mr. J. Buurman, Mr. F. van Run, Mr. K. Waslander, Mr. Q. la Riviere, Mr. D. Eldering and Mr. P. Kooi.

15.3.	Escrow for deferred consideration Önskefoto and Bonusprint
(a)	Subject to the terms stated in this Section 15.3, Seller shall deposit into escrow an amount equal to the difference between the estimate of the total payment obligation and the maximum payment obligation of all future payments for any deferred consideration related to prior acquisitions by the Target Group Members, being €1.281.497 (one million two hundred eighty-one thousand four hundred ninety-seven Euros) (the “Escrow Amount”) with the Notary (for the purposes of this Section also referred to as the “Escrow Agent”). The Escrow Amount shall serve as security for any Indemnification Claim by Buyer under Section 12.1 (j). The terms and conditions governing the Escrow Amount and release thereof shall be mutually agreed by the Parties and set forth in a tripartite escrow agreement among the Escrow Agent, Buyer and Seller, in accordance with the agreed form attached hereto as Schedule 15.3 (“Escrow Agreement”). For purposes of this Agreement and the Escrow Agreement, the term “Escrow Claim” shall mean a claim by Buyer pursuant to Section 12.1 (j).

(b)	The Escrow Agent shall release the Escrow Amount to the Seller within 10 Business Days from the date that the amounts of deferred consideration referred to above have been determined and paid by the Target Group Companies to the relevant beneficiaries, but ultimately on 31 December 2012, provided that prior to such date Buyer has not notified the Escrow Agent of an Escrow Claim in which case the Escrow Agent shall not release the amount of such Escrow Claim until the earlier of (i) written consent by Buyer and Seller stipulating the amounts to be released to Buyer and/or Seller, or (ii) a judgment in accordance with the terms of this Agreement which is no longer subject to appeal stipulating the party to whom the Escrow Claim shall be released and the amount thereof.

16.	Set-off

Each of Buyer and Seller may at any time or times, with notice to Seller or Buyer as the case may be, set off any amount due (opeisbaar verschuldigd bedrag) by Seller to Buyer or by the Buyer to the Seller as the case may be against any amount due (opeisbaar verschuldigd bedrag) by Buyer to Seller or by Seller to Buyer as the case may be under this Agreement, including, but not limited to, against the Bank Guarantee or the relevant Earn-Out Payment (in case of the Buyer). Any exercise by Buyer or Seller of its rights under this Section shall be without prejudice to any other rights or remedies available to the relevant Party under this Agreement or otherwise.

17.	Confidentiality

17.1.	Proprietary information

Seller shall keep as confidential and not disclose to any Person any proprietary information obtained by any means whatsoever prior to the date of this Agreement regarding the business, financing, working methods, customers or suppliers of the Target Group Members or the Buyer insofar as such information can reasonably be assumed to be of a confidential nature.

17.2.	Agreement

Each Party shall keep as confidential and not disclose to any Person any information regarding this Agreement, the other Party and the negotiations conducted in the context of entering into this Agreement.

17.3.	Permitted disclosure

The provisions of Sections 17.1 and 17.2 shall not prohibit disclosure or use of any information if and to the extent that disclosure is:
(a)	required by law or the rules and regulations of any generally recognised securities exchange on which the shares of Buyer or a member of its Group is listed;

(b)	required by a governmental authority;

(c)	required for Buyer, the Seller or any (indirect) shareholder of the Seller for information purposes regarding its shareholders, the shareholders’ investment advisors, the shareholders’ professional advisors, Buyer’s professional advisors or any prospective buyer, in case of the latter subject to such prospective buyer entering into a non disclosure agreement with the Buyer;

(d)	required for purposes of asserting, defending or adjudicating any claim arising from this Agreement;

(e)	publicly available on the date of this Agreement or thereafter becomes publicly available (other than by breach of this Agreement);

(f)	permitted by the other Party as evidenced by prior written consent; or

(g)	permitted pursuant to Section 17.4.

Provided that, prior to disclosure or use of any information pursuant to this Section 17.3, the Party wishing to make such disclosure shall promptly notify the other Party thereof with a view toward allowing the latter Party to contest such disclosure and/or take measures to limit the scope thereof.

17.4.	Press release

Notwithstanding the provisions of this Section each of the Buyer and the Seller shall be entitled to issue a press release announcing the completion of the transactions contemplated by this Agreement, the contents and timing of which shall be agreed among the Parties (the “Press Release”). After Buyer has released such Press Release Van den Ende & Deitmers Crossmedia Fund will have the right to issue its own press release, the contents of which shall be subject to approval by Buyer, which will not unreasonably be withheld, conditioned or delayed.

17.5.	Penalty

In the event of a breach or a threatened breach of this Section by a Party, the other Party shall be entitled to seek appropriate injunctive relief. In the event of a breach, the injured Party shall also be entitled to seek actual damages and any other relief permitted under law including specific performance (nakoming). Without prejudice to the rights of the injured Party as stated in this Section, the injured Party is entitled to a penalty (boete) in the amount of €50,000.— (fifty thousand Euros) for each breach of this Section.

18.	Notices

18.1.	All notices, requests, demands and other communications to either Party hereunder shall be in writing and shall be given to the appropriate address set forth below:
(a)	if to Buyer or the Company, to:

Name:	Vistaprint
Attn:	President, EUBU
Email:	nruotolo@vistaprint.com
Address:	Vistaprint, Metrovacesa Park 22@, Modulo D, Calle Bac de Roda, 64, 08019, Barcelona, Spain
with copy to:

Name:	Kennedy Van der Laan N.V.
Attn:	Mr. L.C. Bouchez
Email:	Louis.bouchez@kvdl.com
Address:	Haarlemmerweg 333 1051 LH Amsterdam The Netherlands
(b)	if to the Seller:

Name:	Albumprinter Beheer B.V.
Attn:	Board of Directors
Email:	kees@keesarends.com and wouter.staatsen@alumni.insead.edu
Address:	Stationsplein 53 — 57 1012 AB Amsterdam The Netherlands
with copy to:

Name:	Lexence N.V.
Attn:	Mr. M.R. van Schooten
Email:	m.van.schooten@lexence.com
Address:	Peter van Anrooystraat 7 1076 DA Amsterdam The Netherlands
or at such other address as it may notify in writing to the other Party under this Section. Any notice or other document sent by post shall be sent by recorded delivery post (aangetekende post) (if the place of destination is the same as its country of origin) or by overnight courier (if its destination is elsewhere).

18.2.	Any notice or other communication shall be deemed to have been given or served:
(a)	if personally delivered:
-	at the time of delivery, if delivered between the hours of 8.30 a.m. and 4.00 p.m. (local time at the place of receipt) on a Business Day; or

-	if not, at 8.30 a.m. (local time) on the next following Business Day;
(b)	if posted, at 10.00 a.m. (local time) two Business Days after it was sent; or

(c)	if sent by air courier, 10.00 a.m. (local time) on the day one Business Day after it was sent.
18.3.	Any notice of other communication which does not comply with this Section 18 shall have no effect.

18.4.	Any notices or formal communication pursuant to this Agreement will be accompanied by an email that will be sent at the same time as the notice or formal communication, however such email alone will not constitute a notice or a formal communication pursuant to this Agreement.

19.	Transfer of Buyer’s rights and obligations
None of the rights or obligations under this Agreement may be assigned or transferred by a Party without the prior written consent of the other Party. However, the rights and obligations of the Buyer pursuant to this Agreement may be assigned and transferred (whether by specific title

(bijzondere titel) or general succession (algemene titel) to any other member of the Buyer’s group (and such assignment and transfer is hereby approved in advance) in connection with an internal reorganisation, if any provided that the Buyer will be jointly and severally liable (hoofdelijk aansprakelijk) for the due and punctual performance by its successor(s) and/or assign(s) of its/their obligations and any liabilities arising under this Agreement.

20.	Amendments and Waivers

No amendment to this Agreement shall be effective against any party hereto unless made in writing and signed by all parties to this Agreement. The failure of any party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of any right hereunder, nor shall it deprive that party of the right thereafter to insist upon the strict adherence to that term or any other terms of this Agreement.

21.	Entire Agreement

This Agreement and the Schedules and Annexes hereto constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the Parties and the Company, oral and written, with respect to the subject matter hereof, including but not limited to the term sheets as meant in preamble Section (E).

22.	Fees and Expenses

22.1.	Each of the parties shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation and Closing of this Agreement and ancillary documents. The costs of the Civil Law Notary for preparation and execution of the Deed of Transfer, including any registration costs, shall be borne by the Company.

22.2.	For the avoidance of doubt, the Seller must pay any and all costs incurred by the Company in connection with the preparation of this Agreement, the transactions contemplated herein and the sale process leading up to the same including but not limited to investment bank, accountant, legal and other related costs and expenses.

23.	Binding Nature; Waiver; Severability

23.1.	This Agreement shall be binding upon and inure solely to the benefit of the parties hereto (and their respective successors by operation of law) and permitted assigns.

23.2.	Except as set out in this Agreement, each Party waives the right:
(a)	to the fullest extent permitted by Dutch law their rights, if any, to declare void (vernietigen), terminate (ontbinden) on the basis of sections 6:228 or 6:265 of the Dutch Civil Code or one-sided modify (wijzigen) (part of) the Agreement or otherwise rescind this Agreement by way of an out-of-out declaration (buitengerechtelijke verklaring) or in any other manner or to seek the dissolution (ontbinding) or nullification (vernietiging) of this Agreement in court. The Party in error shall bear the risk of any error made in creating this Agreement.

(b)	Should any of the Parties, notwithstanding the provisions as stipulated in Section 23.2(a), have a right to declare (a part of) the Agreement void, Parties will confirm (bevestigen) the Agreement as meant in article 3:55(1) of the Dutch Civil Code.

(c)	Should (part of) the Agreement be invalid (nietig), Parties will ratify the Agreement as meant in article 3:58(1) of the Dutch Civil Code.
23.3.	Any term or provision of this Agreement that is invalid (nietig), void or otherwise unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

24.	No conflict

Mr. Jan Schouten is a Civil Law Notary of Kennedy Van der Laan, the firm of external legal advisors to Buyer. The parties hereto hereby acknowledge and consent to said involvement by the Civil Law Notary as meant in Article 22 of the “Professional Code of Conduct Directive” (Verordening beroeps- en gedragsregels) as last amended on 20 February 2002 as established by the Board of Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariele Beroepsorganisatie).

25.	Governing law and forum

25.1.	This Agreement is governed by and shall be interpreted in accordance with the laws of the Netherlands.

25.2.	For the purpose of this Agreement, including for the serving of litigation and documents such as a writ of summons, a statement of claim, a legal judgment or arbitration award, the Parties elect to have their domiciles at the addresses referred to in Section 18.

25.3.	Any dispute arising out of or in connection with this Agreement or any agreement arising out of this Agreement shall exclusively be submitted to the court of competent jurisdiction in Amsterdam, the Netherlands. The Parties irrevocably agree to submit to that jurisdiction.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VISTAPRINT N.V.		ALBUMPRINTER BEHEER B.V.

By:	/s/ Nicholas Ruotolo	By:	/s/ C.D. Arends

	Nicholas Ruotolo Title: President, Vistaprint Europe		C.D. Arends Title: Chief Executive Officer

Schedule (G)
Hema letter

Schedule 1.1
Definitions

Term		Definition
Accounts Date	:	as stated in Schedule 3.2

Accounting Principles	:	as stated in Schedule 3.2

Accounts	:	the audited consolidated balance sheet and profit and loss account of the Company and its Subsidiaries, including the notes thereto for the period 1 January 2010 through 31 December 2010.

Agreed Form	:	a document appended or referred to in this Agreement in the form approved by the Parties and no longer subject to negotiation

Agreed Normalised Net Working Capital	:	as stated in Schedule 3.2

Agreement		this Share Purchase Agreement, including all Schedules and Annexes hereto

Annex	:	an annex to a Schedule

Applicable Law	:	with respect to the German Subsidiary the laws of Germany and with respect to the Seller, the Company and Dutch Target Group Members, the laws of the Netherlands

Articles	:	the articles of association (statuten) of the Company, as in force on the Closing Date

Assets	:	as defined in Section 7.1 of the Warranties

Bank Guarantee	:	as defined in Section 15.1

Benefit Plans	:	as defined in Section 6.1 of the Warranties

Board	:	the board of managing directors of the Company

Breach	:	as defined in Section 11.1

Business	:	means print and photo related products

Business Day	:	a day on which banks are generally open for business in the Netherlands and Spain

Buyer	:	Vistaprint N.V., a public company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its seat (statutaire zetel) in Venlo and its principal place of business at Hudsonweg 8, 5928 LW Venlo, the Netherlands, registered with the Trade Register of the Chamber of Commerce for Limburg under number 14117527

Buyer’s Accountant	:	as stated in Schedule 3.2

CIT Agreements	:	as stated in Schedule 8.2

Civil Law Notary	:	Mr. J. Schouten, civil law notary of Kennedy Van der Laan, Haarlemmerweg 333, 1051 LH Amsterdam, the Netherlands, or his deputy

Claim	:	means any claim, other than a Third Party Claim, pursuant to a Breach or an Indemnification Claim

Closing	:	the completion of all matters set forth in Section 6.4 of the Agreement in accordance therewith

Term		Definition
Closing Accounts	:	the audited consolidated balance sheet and profit and loss account of the Company and its Subsidiaries, including the notes thereto for the period 1 January 2011 through the Closing Date, as prepared in conformance with Schedule 3.2

Closing Amount	:	as stated in Section 3.3(a)

Closing Date	:	the day on which Closing occurs

Closing Documents	:	as defined in Section 1.1. of the Warranties

Company	:	AlbumPrinter Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, having its seat (statutaire zetel) at Amsterdam and its principal place of business at Stationsplein 53 — 57, in (1012 AB) Amsterdam, the Netherlands, registered at the Dutch Commercial Register under number 34248080

Condition	:	the condition precedent as stated in Section 5.1

Customers	:	as defined in Section 10.1 of the Warranties

Damages	:	damages (vermogensschade) as defined in article 6:96 Dutch Civil Code

Data Room	:	means the virtual data room operated by Data Room Services B.V. (on the Transperfect Deal Interactive platform) containing financial, tax, legal and commercial information on the Target Group Members and their businesses and which documents are electronically stored on the CD-Rom which will be deposited with the Notary pursuant to the Deed of Deposit;

Deed of Deposit	:	means the deed of deposit (overeenkomst van bewaarneming) of which a draft in agreed form is attached hereto as Schedule 6.4 (q);

Deed of Transfer	:	the deed pursuant to which title to the Shares is transferred from Seller to Buyer, in the Agreed Form attached hereto as Schedule 2.2

Determination Date	:	as defined in Section 3.2

Disclosed Information	:	means the matters disclosed in the Disclosure Letter and the contents of the DVD containing the information made available in the Data Room and held in deposit by the Notary pursuant to the Deed of Deposit;

Disclosure Letter	:	the document attached hereto as Schedule 6.4 (i)

Disruption Date	:	as stated in Schedule 8.2

Domain Names	:	the domain names as listed in Annex 1

Dutch GAAP	:	as stated in Schedule 3.2

Earn-Out Payment	:	as defined in Section 3.1 (b)

Earn-Out Period	:	as defined in Section 3.1 (b)

EBITDA	:	means earnings from operations before interest, taxes,

Term		Definition
depreciation and amortization determined in accordance with Dutch GAAP as consistently applied by the Company and in accordance with the provisions of Section 4.2.

2012 EBITDA Target	:	means €11,000,000 (eleven million Euros)

Employees	:	as defined in section 5.1 of the Warranties

Encumbrances	:	any limited right (beperkt recht), personal right (persoonlijk recht), option, lien, charge, pledge (pand), claim, restriction, right of usufruct (vruchtgebruik), easement (erfdienstbaarheid), long-term lease (erfpacht), mortgage (hypotheek), right of superfices (opstalrecht), pre-emptive right, retention of title (eigendomsvoorbehoud), security interest, attachment (beslag), or any similar or dissimilar encumbrance whatsoever

Escrow Account	:	the escrow account in the name of the Escrow Agent as designated in the Escrow Agreement

Escrow Agent	:	as defined in Section 15.3

Escrow Agreement	:	as defined in Section 15.3

Escrow Amount	:	as defined in Section 15.3

Expert	:	as stated in Schedule 3.2

First Instalment	:	the instalment referred to in Section 3.1 (a)

Fiscal Unity CIT	:	as stated in Schedule 8.2

Fiscal Unity Member	:	as stated in Schedule 8.2

Fiscal Unity Settlement Event	:	as stated in Schedule 8.2

Fulfilment Date	:	as defined in Section 5.2

General Meeting	:	the general meeting of shareholders of the Company

German Subsidiary	:	means Albelli GmbH, a private company with limited liability, incorporated under the laws of Germany, having its seat its principal place of business at Im Mediapark 8, 50670 Cologne, Germany, registered at the German commercial register

Governmental Authority	:	means any departments, authorities (regulatory or competition), agencies, commissions and boards of governments, whether national, local, foreign or otherwise

Group	:	As defined in article 2:24b Dutch Civil Code

Hema Contracts	:	the agreement between Hema BV and AlbumPrinter Services BV dated 27 December 2007 as amended pursuant to an addendum dated 16 February 2011

Information Technology	:	means computer hardware, software, networks and/or information technology and any aspect or asset of a business which relies on computer hardware, software, networks and/or information technology (whether embedded or otherwise), including any appertaining documentation

Indemnification Claim	:	as defined in Section 12.1

Term		Definition
Insurance	:	as defined in Section 16.1 of the Warranties

Intellectual Property	:	all industrial and intellectual property rights, including patents, trade marks, service marks, certification marks, trade, business and company names, internet domain names, e-mail addresses, copyrights, rights in computer software (including all object and source codes), registered designs, design rights, rights in confidential know-how and other rights of a similar nature subsisting anywhere in the world, in each case whether registered or unregistered and including all applications for their registration, owned by, in the possession of, used or developed by or for or concerning the business of the Target Group Companies at any time before the Closing Date, together with the goodwill relating to it and including applications or rights to use them under Applicable Law

IP Holdback Amount	:	as defined in Section 7.4(b)

Key Employee	:	means each of Messrs. Kees Arends, Wouter Staatsen and Maarten Wensveen

Leased Assets	:	as defined in Section 7.3 of the Warranties

Litigation	:	as defined in Section 17.1 of the Warranties

Material Adverse Effect	:	means any effect, event, occurrence, circumstance or change that, individually or together with other effects, events, occurrences, circumstances or changes is materially adverse to the business of the Group taken as a whole and, which will prevent (or can reasonably be expected to prevent) the fundamental and basic operation of the business of the Group after giving effect to the transactions as contemplated by the Agreement, including those events or developments occurring before the date of this Agreement the full effect of which only become apparent between the date of this Agreement and the Closing Date; provided, however, that any of the following shall not constitute a “Material Adverse Effect”: (i) any effect, event, occurrence, circumstance or change that is caused by conditions affecting the Dutch economy in general or the economy of any nation or region in which any of the Target Group Members conducts business that is material to the business of such the Group, taken as a whole, (ii) any effect, event, occurrence, circumstance or change that is caused by conditions affecting the industries and/or markets in which the Group is active, (iii) any effect, event, occurrence, circumstance or change that is caused by conditions affecting the financial markets and/or (iv) any effect, event, occurrence, circumstance or change fairly disclosed in the Disclosed Information or as a result of facts and/or

Term		Definition
circumstances fairly disclosed in the Disclosed Information, but only insofar as any of these events under (i) through (iv) do not specifically (a) relate to or (b) do not have a specific effect on , in each case as compared to most other industry participants, the business of the Group taken as a whole

Material Contracts	:	as defined in Section 12.1 of the Warranties

Net Debt	:	as stated in Schedule 3.2

Net Working Capital	:	as stated in Schedule 3.2

Normalised Net Working Capital	:	as stated in Schedule 3.2

Party	:	a party to this Agreement

Property	:	as defined in Section 14.2 of the Warranties

Protected Field	:	as defined in Section 14.1(b)

Purchase Price	:	as defined in Section 3.1

Refund Payment	:	as defined in Section 8.1

Relief	:	as stated in Schedule 8.2

Revenue	:	means the fair value of consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities excluding value-added tax and net of rebates, sales returns and discounts determined in accordance with Dutch GAAP as consistently applied by the Company. For avoidance of doubt, Revenue shall only be included when the related product has been shipped or service rendered with no significant post-delivery obligations on the Company’s part. All sales between the Company and its subsidiaries are to be eliminated. All sales generated by Buyer shall be excluded

2012 Revenue Target	:	means €51,200,000 (fifty one million two hundred thousand Euros)

Section	:	a section in the Agreement

Schedule	:	a schedule to the Agreement

Second Instalment	:	the instalment referred to in Section 3.1 (b)

Seller	:	AlbumPrinter Beheer B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, having its seat (statutaire zetel) in Amsterdam and its principal place of business at Stationsplein 53 -57, 1012 AB Amsterdam, the Netherlands, registered with the Trade Register of the Chamber of Commerce for Amsterdam under number 34247365

Seller’s Accountant	:	PricewaterhouseCoopers

Shares	:	all of the issued and outstanding shares (geplaatst kapitaal) of the Company, numbered 1 through 1,830,000, each with a nominal value of €0.01

Term		Definition
Subsidiaries	:	the entities identified in this Schedule 1.1

Target Group Member	:	collectively, the Company and its Subsidiaries and individually either one of the Company or any of its Subsidiaries

Tax/Taxation	:	all forms of taxes, taxation, fees, levies, duties, quotas, withholdings or any other assessments of any kind in any jurisdiction whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, payroll, social security and social insurance premiums, license, turnover, added value of other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies, real estate (overdrachtsbelasting) and ground lease (erfpacht) taxes (whether imposed by way of a withholding or deduction for on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto due, payable, levied or imposed by any national, federal, state, provincial, municipal or other governmental authority in any relevant jurisdiction

Tax Authority	:	as stated in Schedule 8.2

Tax Indemnity Claim	:	as stated in Schedule 8.2

Tax Return	:	as stated in Schedule 8.2

Third Party Account	:	the bank account of the Civil Law Notary with ING Bank N.V., account number 69.62.10.053 in the name of Derdengelden Kennedy Van der Laan Notariaat, Swift code INGBNL2A, IBAN number NL43INGB0696210053

Third Party Claim	:	as defined in Section 13.5

VAT Refund	:	as defined in Section 8.1

Warranty	:	each of the statements of Seller as set forth in Section 10.1 and Schedule 10.1

Warranty Claim	:	a claim by Buyer against Seller pursuant to Section 10

Schedule 2.2
Deed of Transfer

Schedule 3.2
Closing Accounts
1.	Definitions
Capitalized terms used in this Schedule 3.2 shall have the same meaning as ascribed thereto in the Agreement, except as otherwise stated in this Section 1.

Term		Definition
Accounts Date	:	Closing Date

Accounting Principles	:	as used to prepare the accounts as of the Closing Date including the principles defined in Section 4.3 of this Schedule

Agreed Normalised Net Working Capital	:	means the 12 months average of Normalised Net Working Capital calculated for the 12 months October 2010 — September 2011 which will be used to determine the amount of the adjustment of the First Instalment.

Expert	:	an auditing firm appointed in accordance with Section 2.3 of this Schedule

GAAP	:	the generally accepted accounting principles applied in the Netherlands in accordance with Part 9 of Book 2 of the Dutch Civil Code, as in force on the Closing Date

Net Debt	:	the Company’s net debt consists of the following items:

-	plus cash and cash equivalents;

-	minus long term and short term loans from banks or other parties;

-	minus deferred consideration Bonusprint;

-	plus deferred revenues Bonusprint based on past revenues by Bonusprint netted by production payments;

-	minus deferred consideration Onskefoto;

-	plus deferred revenues Onskefoto based on April — June 2011 revenues that are passed on to the Company when collected;

-	minus Hema 99 cents accrual;

-	minus VAT payable Sweden;

-	minus capex creditors;

-	minus adjustment for potential deferred revenues;

-	plus regular revenues not yet collected by the Company but paid by the customers to third parties (Adyen, Worldpay). These are the orders that have been paid by customers and which have been shipped on or before the Closing Date;

-	minus any on or off balance sheet obligations to pay

employees, shareholders, outside parties, including performance fees, transaction fees, bank fees or advisory fees prior to or triggered by close. These costs are for the account of the Seller and to the extent that they will go through the accounts of a Target Group Member will be completely reimbursed by Seller;

-	minus any other liabilities, and plus any other assets, either on balance sheet or off balance sheet, that are identified during Closing Accounts preparation; excluding credit line reductions that will not trigger any cash effect under business as usual assumptions including but not limited to (a) the accrued base discount related to the new HEMA pricelist applicable for the period January-August and (b) the receivable owed by the German Tax Authority related to the 2010 accounts;

-	plus the upward adjustment for the difference between the amount of Normalised Net Working Capital as evidenced by the Closing Accounts and the Agreed Normalised Net Working Capital, in the event that the Normalised Net Working Capital as evidenced by the Closing Accounts is higher than the Agreed Normalised Net Working Capital or minus a downward adjustment for the difference between the amount of Normalised Net Working Capital as evidenced by the Closing Accounts and the Agreed Normalised Net Working Capital, if the Normalised Net Working Capital is lower than the Agreed Normalised Net Working Capital;

-	plus/minus the intercompany receivables/payables with related parties.

Net Working Capital	:	consists of inventories, trade receivables, trade payables, taxes and social security, other current receivables and other current payables, and should be calculated and presented on a consistent basis with the Company’s statutory accounts

Normalised Net	:	means the Net Working Capital as adjusted for the following items:
Working Capital

- minus the impact of the reduced Hema payment term from 90 days to 60 days as has been implemented on 1 April 2011 on Hema’s shop deliveries, where receivables are collected by Hema;

- plus the impact of the reduced Hema payment term from 90 days to 60 days as has been implemented on 1 April 2011 on

Hema’s home deliveries (direct shipment by the Company to customers), where receivables are collected by the Company;

- plus the impact of the Hema 99-cents accrual;

- plus the deferred consideration accrued in relation to Bonusprint;

- plus the deferred consideration accrued in relation to Önskefoto;

- plus the VAT Sweden tax payable overdue in June and July due to the VAT tax registration in Sweden;

- plus any capex creditors;

- minus the VAT in relation to overseas creditors (incorrect VAT payments in the Netherlands on overseas sales paid in December 2010 and reimbursed in May 2010);

- minus Önskefoto deferred revenues;

- minus Bonusprint deferred revenues;

- plus/minus adjustment for potential deferred revenues;

- plus any short term loans from banks and other parties;

- minus/plus any intercompany receivables/payables with related parties;

- minus fixed assets misclassified as prepayments,

and, for the avoidance of doubt, not taking into account any items that have already been reflected in the definition of Net Debt.

Purchase Price	:	as defined in Section 3.1

Target Group’s Accountant	:	PricewaterhouseCoopers
2. Preparation of Closing Accounts
2.1.	Buyer, Company and Seller shall on the Closing Date jointly engage Target Group’s Accountant to assist the Company in the preparation and the audit of the Closing Accounts in conformance with this Schedule and Buyer shall deliver the audited Closing Accounts to Seller within 30 Business Days following the Closing Date, stipulating the Net Debt, the Net Working Capital and the Normalised Net Working Capital as per the Closing Date. The costs incurred in connection with the preparation of the Closing Accounts shall be borne by Seller and Buyer jointly.

2.2.	Seller shall confirm in writing to Buyer its concurrence or objection, as the case may be, to the Closing Accounts, providing reasonable details of any matters in dispute or any proposed adjustment to the Closing Accounts within 30 Business Days following the date on which the audited Closing Accounts were delivered by Buyer pursuant to the previous paragraph, failing which the Closing Accounts shall be deemed to have been accepted by Seller.

2.3.	Seller shall not be permitted to raise a dispute or propose an adjustment to the Closing Accounts unless such dispute or adjustment exceeds €25,000 (twenty-five thousand euro) each.

3.	Expert

3.1.	Following receipt of notice of confirmation as meant in Section 2.2 of this Schedule, the Parties shall endeavour to resolve amicably any matter in dispute or proposed adjustment.

3.2.	Any matter or adjustment remaining in dispute following said period shall upon joint instruction of the Parties, to which both Parties shall cooperate, be referred to an independent auditing firm appointed jointly by Seller and Buyer or, failing agreement on such joint appointment, by the then acting President of the NIVRA (Koninklijke Nederlands Instituut van Registeraccountants) upon first written request by either Party (“Expert”). In the event that the Expert refuses appointment or becomes unable to perform its appointment, a new Expert shall be appointed in conformance with this Section 3.1 and actions, if any, undertaken by the original Expert shall not apply to the Parties.

3.3.	Except as otherwise stated in this Schedule, the Expert shall determine its own procedure, provided however that the Expert shall:
(a)	determine only whether any matter in dispute or adjustment proposed to the Closing Accounts is correct and, if so, stipulate (i) the alterations to be made to the Closing Accounts and (ii) the adjustment, if any, to be made to the Purchase Price;

(b)	apply the computation principles stated in Section 4 of this Schedule; and

(c)	deliver its findings within 30 Business Days following appointment.
3.4.	Each Party is entitled to make written submissions to the Expert. All such submissions shall be in the English language, a copy of which shall be provided to both Parties. Each Party shall procure that Target Group’s Accountant shall provide the Expert with such assistance and documentation as the Expert reasonably requires for purposes of this Schedule.

3.5.	The Expert shall act as an expert and not as arbitrator. The decision of the Expert shall be in writing issued to Seller and Buyer and shall be final and binding (bindend advies) on the Parties, save in the event of manifest error in which case the relevant part of the Expert findings shall be void and resubmitted to the Expert for correction.

3.6.	Each Party shall bear its own costs in connection with the preparation and review of the Closing Accounts. The costs of the Expert shall be borne by the Parties equally including any reasonable advance payment.

3.7.	For purposes of Section 3.2 of the Agreement, the Purchase Price shall be deemed to have been adjusted upon:
(a)	receipt of notice by Seller confirming acceptance of the Closing Accounts as meant in Section 2.2 of this Schedule;

(b)	amicable settlement of any matter in dispute or proposed adjustment as meant in Section 3.1 of this Schedule; or

(c)	issue of the determination by the Expert as meant in Section 3.5 of this Schedule, whichever occurs earliest.

4.	Basis of computation

4.1.	The Closing Accounts shall be prepared in accordance with Dutch GAAP and the Accounting Principles, each as consistently applied by the Company to its accounts. In the event of a conflict between Dutch GAAP and the Accounting Principles, Dutch GAAP shall prevail. In auditing the draft Closing Accounts as prepared by the Company, the Target Group’s Accountant shall use a customary materiality threshold and basket as determined by Target Group’s Accountant based on the Target Group Member’s balance sheet and results for the period under audit.

4.2.	The Closing Accounts shall:
(a)	only take account of information available to the Parties as of the Closing Date;

(b)	be prepared as if Seller continued to own the Shares;

(c)	treat the Company and its Subsidiaries as an on-going business;

(d)	with respect to the Net Debt and Normalised Net Working Capital calculations, take into account the revenues and costs of the Company and its Subsidiaries on a stand-alone basis and consistent with past practices before the Closing Date.
4.3.	For purposes of preparing the Closing Accounts, Dutch GAAP and the Accounting Principles as consistently applied by the Company during the preceding two years shall apply, with the exception of the following principles which shall in any event prevail:
(a)	provisions shall be valued at their respective nominal value, provided however that (i) provisions earmarked for restructuring and reorganisation by Seller and (ii) provisions earmarked for liabilities for which Seller has issued a specific indemnification under this Agreement shall be eliminated;

(b)	the receivable for VAT claims relating to the difference between the 19% VAT percentage remitted on Netherlands on photobook sales prior to the Closing Date and the applicable 6% VAT percentage should be eliminated. Any related payable for CIT on income from the receivable of such VAT claims shall also be excluded;

(c)	all future payments for any deferred consideration related to prior acquisitions should be included at the estimate of the total payment obligation in accordance with Dutch GAAP and the Company’s Accounting Principles;
(collectively, the “Accounting Principles”).
5.	General

5.1.	Each Party shall, and shall procure that its accountants and the Expert shall, keep all information and documents provided to them pursuant to this Schedule confidential and shall not use the same for any purpose other than in connection with the preparation and review of the Closing Accounts or defending or prosecuting any matter in dispute or proposed adjustment to the Closing Accounts.

5.2.	Each Party shall provide and shall cause its accountants to provide reasonable assistance and access to such information as the other Party, Target Group’s Accountant or the Expert may require to enable the preparation, review and determination of the Closing Accounts, as the case may be.

5.3.	Buyer shall cause the Company to maintain updated books and records and to comply with all reasonable requests by the Target Group’s Accountant and/or the Expert for access to such books and records during normal working hours and upon reasonable prior notice.

6.46.4(e)
Employment agreements

Schedule 6.4(i)
Disclosure Letter
LETTERHEAD ALBUMPRINTER BEHEER B.V.
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands
Re: Disclosure Letter
Amsterdam, 24 October 2011
Dear Sirs,
We refer to the agreement (the “Agreement”) for the sale and purchase of all of the issued and outstanding shares (the “Shares”) in AlbumPrinter Holding B.V. (the “Company”) entered into between AlbumPrinter Beheer B.V. (the “Seller”) and Vistaprint N.V. (the “Buyer”) on or about the date hereof. This is the Disclosure Letter referred to in Section 6.4(i) of the Agreement and constitutes formal disclosure to the Buyer for the purposes of the Agreement of the facts and circumstances which are or may be inconsistent with the representations, warranties and undertakings referred to in Section 10 and contained in Schedule 10.1 of the Agreement (the “Warranties”) or which otherwise may give rise to a claim under the Agreement by the Buyer in respect of the Warranties.
Introductory
1.	The words and expressions defined in the Agreement have the same meanings in this letter and the principles of interpretation applicable to the Agreement also apply to this letter. The headings in this letter are for convenience only and shall not alter the construction of this letter nor in any way limit the effect of any of the disclosures, all of which are made against the Warranties as a whole.

2.	The disclosure of any matter or document shall not imply any representation, warranty or undertaking not expressly given in the Agreement nor shall such disclosure be taken as extending the scope of any of the Warranties.

3.	No admission is made that any matter herein or hereby disclosed are required to be disclosed for the purposes of the Agreement or otherwise.
Specific Disclosures
4.	The individual letters and numbers set out below refer to individual paragraphs of Schedule 10.1 (Seller Warranties) of the Agreement for ease of reference only but the contents of each statement below shall be deemed to have been disclosed in

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relation to every provision of the Agreement to which it may relate (to the extent such matter is disclosed in such a way to make its relevance to the information called for by any provision reasonable apparent), and each disclosure is given without prejudice to the generality and effectiveness of each of the other disclosures. The following specific disclosures are made in relation to the Warranties:

Warranty	Disclosure
5.20
(a)   The following Employees are entitled to a bonus payable by AlbumPrinter B.V. in connection with the transaction as contemplated by the Agreement: Wouter Staatsen, Maarten Wensveen, Frank van Run, Jacco Buurman, Barbara Henkelman, Edwin de Greef, Léon Kerckhaert, Nick Tol and Mirthe Pisters. The relevant documents have been disclosed in the Data Room.

6.4
(b)   The following Employees and one former employee do not participate in the Benefit Plans: Daniel Eldering, Herman van der Hoek, Andrey Krichtal and Bert Hermans (no longer employed by the Target Group Members ). Requisite written waivers have been obtained from each of the aforementioned persons, and where applicable their spouses.

7.1 8.2 9.1
(c)   Certain security rights such as rights of pledge (pandrechten) have been created over certain of the Target Group Members’ assets for the benefit of Coöperatieve Rabobank Utrecht en Omstreken U.A. in connection with the credit facility granted to the Target Group Members. The relevant documents have been disclosed in the Data Room.

10.1
(d)   No written agreement exists between the target Group Members and Customer Tesco. The Target Group Members have been provided with Tesco’s general terms and conditions, a version of which has been disclosed in the Disclosed Information. However, it is unclear whether this version of the terms and conditions still applies or whether these have been replaced by more recent updates.

10.3
(e)   The Target Group Members and HEMA have agreed to a reduction of the prices charged to HEMA which will have a retroactive effect to 1 January 2011 which has been accrued for in accordance with the terms of the relevant documents which have been included in the Data Room.

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Warranty	Disclosure
15.3
(f)   None of the Target Group Members has a permanent establishment for Corporate Income Tax purposes outside the jurisdiction in which it has been incorporated. However, income is earned by the Target Group in France, United Kingdom, Belgium, Sweden, Ireland and Norway and Value Added Tax is applicable in those jurisdictions in respect of the Target Group Members’ activities, whilst none of the Target Group Members has been incorporated in any of those jurisdictions.

15.5
(g)   In 2011 a routine audit by the German Tax Authority took place in respect of the German Subsidiary. The audit has been fully completed and no further material actions were taken or announced by the German Tax Authority in connection therewith.

5.6 5.7
(h)   The applicable collective bargaining agreement (CAO Grafimedia) prescribes a 38 hour workweek. The employment agreements of the Target Group Members with Employees provide for a 40 hour workweek. No extra allowance above the agreed salary is paid to Employees in respect of the 2 weekly hours of “overtime”.

(i)   Although the Target Group Members are required to grant the Employees the opportunity to establish a works council (ondernemingsraad) pursuant to the Dutch Works Council Act (Wet op de ondernemingsraden) no works council has been established in respect of (the business of) the Target Group Members.

5.	Please acknowledge receipt of this letter by countersigning and returning the attached copy of this Letter.

Yours faithfully, ALBUMPRINTER BEHEER B.V.

By:	C.D. Arends Taxus Management B.V.
By:	C.D. Arends Taxus Holding B.V.
By:	C.D.Arends
Title:	Chief Executive Officer

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We hereby acknowledge receipt and accept the contents of this Disclosure Letter:

VISTAPRINT N.V.

By:
Title:

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Schedule 6.4 (q)
Escrow agreement and deed of deposit

Schedule 7.4
IP Transfer Deeds

Schedule 8.2
Tax matters
1.1	Definitions
1.1.1 “CIT Agreements” means the existing intra-group arrangements and agreements pursuant to which each Fiscal Unity Member is required to pay to the Seller, as head of the Fiscal Unity CIT, an amount equal to any Tax in respect of income, profit or gains that would have been payable by such Fiscal Unity Member to the relevant Tax Authorities if such Fiscal Unity Member had not been part of the Fiscal Unity CIT;
1.1.2 “Disruption Date” means the date on which Fiscal Unity CIT between the Seller and the Fiscal Unity Members is disrupted;
1.1.3 “Fiscal Unity CIT” means the group tax arrangement for Dutch corporate income tax (vennootschapsbelasting) pursuant to article 15 of the Dutch Corporate Income Tax Act 1969 between the Seller and the Fiscal Unity Members;
1.1.4 “Fiscal Unity Member” means any of the Company and its Dutch subsidiaries “Fiscal Unity Members” means all of them;
1.1.5 “Fiscal Unity Settlement Event” means
(a) the application of the rule laid down in article 15ai of the Dutch Corporate Income Tax Act 1969 and any provision from time to time replacing it recognized by Seller as parent of the Fiscal Unity CIT; or
(b) any correction by a Tax Authority to any Tax Return filed by the Seller with respect to the Fiscal Unity CIT, resulting in either a higher book value of an asset or a lower book value of a liability of a Fiscal Unity Member as per the Disruption Date for corporate income tax purposes;
1.1.6 “Relief” means any finally assessed or imposed -for the avoidance of doubt, not open for an further additional assessment and./or adjustment (‘navordering/naheffing’)- loss, relief, allowance, exemption, set-off, deduction, right to repayment, credit or other relief of a similar nature granted by or available in relation to Tax pursuant to any legislation or otherwise;
1.1.7 “Tax” and “Taxation” means any form of taxation, levy, duty, charge, social security charge, contribution, withholding or impost of whatever nature (including any related fine, penalty, surcharge or interest), whether direct or indirect and whether levied or payable as a primary or secondary liability, and regardless of whether these items are chargeable directly or primarily against or attributable directly or primarily to a Group Company or to the Seller or any Affiliate of the Seller, imposed by, or payable to, a Tax Authority, whether in The Netherlands or elsewhere in the world;
1.1.8 “Tax Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world, authorised to levy Tax or responsible for the administration and/or collection of Tax or enforcements of any law in relation to Taxation;
1.1.9 “Tax Return” means any return, declaration, report or information return relating to Taxes, including any schedule or attachments thereto, and including any amendment thereof.
1.2 Dissolution of Fiscal Unity CIT
The Seller and the Buyer have agreed that they shall both take the position that the Disruption Date is the Closing Date.
1.3 CIT Agreements
Subject to section 1.4 below, the Seller and Buyer agree that all CIT Agreements are terminated at the date of the Closing Date. After the Closing Date, no Group Company shall be bound by or have any liability under any CIT Agreement.
1.5 The Seller shall cooperate with the filing of a request to surrender the Innovation Box ATR as concluded by the Seller with the Dutch Tax Authority on January 31, 2011 (the “Innovation Box ATR”) to the Buyer or the relevant Fiscal Unity Member, to be decided by the Buyer, in accordance with article 16a Decree Fiscal Unity 2003 (Besluit fiscale eenheid 2003);
1.6 Fiscal Unity Settlement Events
The Seller and the Buyer acknowledge that, as a consequence of the Fiscal Unity CIT, a Fiscal Unity Settlement Event would result in additional Relief at the level of a Fiscal Unity Member, while additional Taxes would be levied from the Seller. In view hereof, upon the occurrence of a Fiscal Unity Settlement Event, the Buyer shall pay to the Seller an amount if and when a Fiscal Unity Members or the Buyer enjoys a finally assessed cash Tax benefit as a direct consequence of the Relief.
1.7 The Seller shall indemnify and hold the Buyer and any of the Group Companies harmless, on a euro-for-euro basis, against and pay to the Buyer in connection with:
1.7.1 any actual payment of Taxation (“Payment of Taxation”) for which a Group Company is or will be held liable as a result of any Event or Events occurring on or before the Closing Date or by reference to any income, profits or gains earned on or before the Closing Date,
1.7.2 any Payment of Taxation for which:
(a) a Group Company is liable that would not have arisen but for the failure by the Seller, and/or any other company or person that is or was affiliated to the Seller excluding the Group Companies, to pay the relevant Tax, including but not limited to a liability on the basis of articles 39, 43 and/or the Chain Liability Act (“Wet Ketenaansprakelijkheid”)of the Dutch Tax collection act 1990 (Invorderingswet 1990) or other comparable provisions of applicable laws in other countries where the Company and its Subsidiaries are resident; and

(b) the Seller and/or any other company or person that is or was affiliated to the Seller excluding the Group Companies is liable, that on the basis of article 24 of the Dutch Tax collection act 1990 (Invorderingswet 1990) is offset against a receivable in respect of Taxation of a Group Company on a Tax Authority, and
(“Tax Indemnity Claims” and each a “Tax Indemnity Claim”).
1.8 Due Date for Payment
Notwithstanding any other provisions in this Agreement, a payment to be made by the Seller in connection with section 1.6 shall be made within seven (7) days after the date on which notice setting out the amount due is served on the Seller by the Buyer or if later five (5) Business Days before the date on which the Tax is payable without incurring interest.
1.9 The Tax Indemnity Claim shall not extend to any liability to the extent:
1.9.1 that:
(a) recovery has been made (including, for the avoidance of doubt, recovery of Taxes from employees);
(b) recovery has been made under an insurance policy; or
(c) the Tax is otherwise compensated for without cost to the Buyer, the Company or any of its Subsidiaries or any other member of the Buyer’s group;
1.9.2 that the Payment of Taxation arises or is increased as a result of any failure by the Buyer to comply with any of its obligations under this Agreement or as a result of failure by the Buyer or any Group Company to apply for any Relief;
1.9.3 that the Payment of Taxation would not have arisen but for a voluntary act or omission carried out by the Buyer or a Group Company after the Closing Date, unless being an act which the Group Company was legally committed to do under a commitment that existed before the Closing Date including pursuant to this Agreement or in view of a (pending) change in legislation.
1.10 Conduct of claims
1.10.1 The Seller shall have the responsibility for, and the conduct of, preparing, submitting all communications, negotiating and agreeing with the relevant Tax Authorities all matters, and/or engage any relevant procedural proceedings (for the avoidance of doubt including but not limited to court proceedings), in respect of a potential claim pertaining to the Tax Indemnity Claim and the Buyer shall:
(a) make available to the Seller such information and assistance (to the extent the same are not privileged) as the Seller may reasonably require for assessing the Tax Indemnity Claim subject to the Seller agreeing to
(i) keep all such information confidential and to use it only for the purpose of assessing the Tax Indemnity Claim; and

(ii) pay all reasonable costs and expenses incurred by the Buyer in connection therewith;
(b) take such action to contest appeal or compromise the Tax Indemnity Claim as may be reasonably requested by the Seller, unless it conflicts with the Buyer’s interests in an unreasonable way (considering the interests of both the Seller and the Buyer);
(c) not knowingly make any admission of liability, or any agreement or compromise with the relevant Tax Authorities or other person in relation thereto without the prior written consent of the Seller (not to be unreasonably withheld or delayed);
(d) allow the Seller, upon notice to the Buyer, to take such action as the Seller deems necessary or desirable to avoid, dispute, defend, appeal, compromise, contest or deny the Tax Indemnity Claim on behalf of the Company with the relevant Tax Authorities subject to Seller (i) keeping the Buyer informed and (ii) not unreasonably prejudicing the relationship between the Company and the relevant Tax Authorities. Seller shall invite the Buyer to any meetings and discussions with the relevant Tax Authorities and discuss any written correspondence to be sent to the relevant Tax Authorities in advance with the Buyer, with the understanding that the Seller shall consider all reasonable comments in good faith but shall be entitled to compromise the Tax Indemnity Claim in its own discretion, in which respect the Seller will give the Buyer at least a ten (10) Business Days notice and will reasonably consider the interests of the Buyer; and
(e) if the Seller does not elect to exercise its right in this section 1.10.1, the Buyer shall procure that the Company
(i) will submit to the Seller a copy of all draft correspondence in respect of the Tax Indemnity Claim at least ten (10) Business Days prior to the due date; and
(ii) will take into account all reasonable comments from the Seller to such draft correspondence.
1.11.2 The Buyer shall only be entitled to bring a Tax Indemnity Claim if and to the extent the Buyer has not failed to materially comply with the procedures of section 1.10 unless Seller’s ability to mitigate the underlying Tax was not prejudiced.
1.12 Tax Conduct
1.12.1 the Buyer and the Seller agree that the Seller or its duly authorised agent shall be responsible for the preparing, submitting, negotiating and agreeing with the relevant Tax Authorities, all Tax Returns relating to the Fiscal Unity CIT.
1.12.2 the Buyer shall have the responsibility for, and the conduct of, preparing, submitting, negotiating and agreeing with the Tax Authorities, all other Tax Returns of each Group Company in a manner and on a basis consistent with past practice.

1.12.3 the Buyer shall provide all assistance as reasonably requested by the Seller for purposes of the provisions in this section, including procuring that the Fiscal Unity Members shall provide to the Seller and its accountants full access to the books and records of the Fiscal Unity Members and to any other information, and to any employees during regular business hours and on reasonable advance notice.

SCHEDULE 9
BUYER WARRANTIES
1.	ORGANISATION AND AUTHORISATIONS

1.1	The Buyer is properly incorporated and existing as a public company with limited liability (naamloze vennootschap) under the laws of The Netherlands and has the power and authority to enter into and perform its obligations under this Agreement. The Buyer has taken all necessary corporate action to authorise the execution and performance of all its obligations under this Agreement.

1.2	The execution by the Buyer of this Agreement, and the completion by the Buyer of the transactions contemplated in this Agreement will not breach any agreement binding upon the Buyer.

1.3	To the best knowledge, information and belief of the Buyer there is no Law in effect in The Netherlands that restrains or prohibits the execution of this Agreement or the consummation of the transactions contemplated in this Agreement, nor is there to the best knowledge, information and belief of the Buyer any formal action, suit, proceeding or investigation by any person, entity or governmental body pending nor has any action, suit, proceeding or investigation of that kind been threatened in writing which questions or might jeopardise the validity of this Agreement or challenges any of the transactions contemplated in this Agreement.

1.4	No consent, approval, or authorisation of or registration, designation, declaration or filing with any governmental authority by the Buyer is required concerning the purchase of the Shares under or contemplated in this Agreement or the consummation of any other transaction contemplated except as set out in this Agreement except for notification filings that the Buyer is required to make pursuant to securities laws.

2.	NO BROKERS’ FEES

The Buyer has not concluded any written agreement concerning the transactions contemplated by this Agreement and entitling any person to any finder’s fee, brokerage or commission that is payable by the Seller or by any member of the Seller Group.

Schedule 10.1
Warranties
In this Schedule, where reference is made to the Company, such reference shall be deemed to include the Company as well as each of the Target Group Members, except insofar as otherwise expressly stated in the relevant Warranty. Where reference is made to the laws of the Netherlands, such reference shall be to the laws of Germany insofar as the German Subsidiary is concerned.
1.	Authority; Non-Contravention

1.1.	The Seller is duly organised and validly existing under the laws of the Netherlands. Each of Seller and the Company has full power and authority, corporate and otherwise, to:
(a)	enter into the Agreement and each other agreement, instrument or document referred to in the Agreement to which Seller and/or the Company is a party or which Seller and/or the Company is otherwise required to execute at or prior to the Closing pursuant to the Agreement (collectively the “Closing Documents”),

(b)	perform its obligations under the Closing Documents and (iii) to consummate the transactions contemplated by the Closing Documents.
1.2.	The execution by the Company of the Closing Documents, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated thereby have been or, as of the Closing Date, will have been duly and validly authorized by all necessary corporate actions.

1.3.	Seller has duly executed the Agreement, and, the Agreement constitutes, and each of the other Closing Documents will upon execution thereof constitute, the valid and legally binding agreement of Seller, enforceable against Seller in accordance with its terms.

1.4.	The execution of the Agreement by the Seller does not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of:
(a)	the Articles of Association governing the Company, or

(b)	to the best knowledge of the Seller, any statute, law, ordinance, rule, regulation, judgement, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Seller or the Company, or any of its properties or assets.
1.5.	The execution of the Agreement by the Seller does not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company is now a party or by which the Company, or any of its properties or assets may be bound.
1.6.	Other than as contemplated by this Agreement, no notices, reports or filings are required to be made by the Seller or the Company with any Governmental Authority in connection with the transactions contemplated by this Agreement and no consents, approvals, registrations, authorisations or permits of any Governmental Authority, are required to be obtained by the Seller or the Company in connection with the execution and performance of their obligations under this Agreement or the consummation by Seller of any of the transactions contemplated thereby.

2.	Shares; Group Structure; Corporate Matters

2.1.	The Seller is the beneficial owner of all the Shares.

2.2.	The Shares have been validly issued and allotted, are fully paid up and have not been issued in violation of pre-emptive rights and are free from any liens, charges, pledges, rights of usufruct (vruchtgebruik), attachments (beslagen), limited rights (beperkte rechten), adverse claims, encumbrances, defects in title or other interests in favour of any other person, or similar rights.

2.3.	The Shares are unencumbered and not subject to any options. There is no agreement or commitment outstanding which calls for the allotment, issue or transfer of, or accords to any person the right to call for the allotment, issue or transfer of, any Shares or securities of the Company. The Company has not issued any profit sharing certificates (winstbewijzen) or granted any other rights to share in its profits (winstrechten), nor granted any other rights to third parties (including but not limited to employees) entitling such third parties to share in its profits.

2.4.	The Company is a limited liability company, duly incorporated and validly existing under the laws of the Netherlands.

2.5.	The Company has the power to own its assets and carry on its business as it is being conducted.

2.6.	The information contained in Annex 2.6 (Group Structure Chart) is true and accurate in all material respects.

2.7.	Each of the Target Group Members has been duly incorporated and is validly existing under the laws of the Netherlands. The German Subsidiary has been duly incorporated and is validly existing under the laws of Germany.

2.8.	No proposal has been made or resolution adopted for the dissolution or liquidation of any of the Target Group Members, no circumstances exist which may result in the dissolution or liquidation of any of the Target Group Members, and no proposal has been made or resolution adopted for a statutory merger (juridische fusie) or division (splitsing), or a similar arrangement under Applicable Law of any of the Target Group Members.

2.9.	None of the Target Group Members is a group company (groepsmaatschappij) of any other company than the Target Group and none of them is a party to any partnership agreement (v.o.f., c.v., maatschap or equivalent under Applicable Law). There are no other (indirect) subsidiaries of the Company than the Target Group Members.

2.10.	Other than the person(s) set forth in the shareholders registers of the Target Group Members no persons exist that have a right to receive dividends or distributions of any kind, whether payable now or in the future from any of the Target Group Members or to distributions arising out of the profit, reserves and/or liquidation balance of any of the Target Group Members.

2.11.	There are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement either with respect to the shares in the share capital of the Target Group Members or obligating a Target Group Member to issue or deliver or cause to be issued or delivered, or otherwise to become outstanding, additional shares of the capital of a Target Group Member or obligating it to grant, extend or enter into any such agreement or commitment, and there are no unexecuted resolutions of the general meeting of shareholders of the Target Group Member providing for the issuance of shares in its capital or the grant of options or other rights to acquire shares in its capital.

2.12.	The shares in the share capital of each of the Target Group Members have been paid up in full and are not subject to any Encumbrance. No depositary receipts (certificaten) have been issued with respect to any of the shares in the share capital of any of the Target Group Members nor can any party demand that such rights be granted to him.

2.13.	There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the shares in the share capital of any of the Target Group Members.

2.14.	None of the Target Group Members has purchased, redeemed or repaid any share capital or given any financial assistance in connection with any such acquisition of share capital or issuance or sale of shares in its capital. Other than as provided for in this Agreement, there are no resolutions of the general meeting of shareholders of the Target Group Members, which as of the Closing Date remain pending, including but not limited to an approval of purchase of shares in its capital (inkoop eigen aandelen), a cancellation of shares (intrekking aandelen) or a reduction of the share capital (kapitaalvermindering).

2.15.	Every document required by Applicable Law to be filed with the Dutch Commercial Register (handelsregister van de Kamer van Koophandel) or the German trade register , as the case may be, has been duly filed by each Target Group Member.

2.16.	The provisions of article 2:204c Dutch Civil Code do not apply to an acquisition of any of the shares in the share capital of any of the Target Group Members or any of its predecessors.

3.	Accounts

3.1.	General
(a)	The Accounts have been prepared in accordance with the Dutch GAAP as consistently applied by Seller in the past two (2) financial years.

(b)	The Accounts comply in all material respects with the requirements imposed under Dutch law and give a true, fair and accurate (getrouw, duidelijk en stelselmatig) view of the assets, liabilities, financial position, solvency, liquidity and results of the Company, and on a consolidated basis of the Target Group Members as at the date and for the period indicated in the Accounts.

(c)	All of the assets and liabilities reflected in the Accounts have been valued in accordance with the valuation methods as stated in the Accounts.

(d)	The books and records of each of the Target Group Members have been fully, properly and accurately maintained, do not contain or reflect any inaccuracies or discrepancies, are duly entered in conformity with all applicable statutory requirements of Applicable Law and Dutch GAAP.

(e)	Each of the Target Group Members has complied with their respective publication obligations as meant in article 2:394 Dutch Civil Code, and similar under Applicable Law with respect to the German Subsidiary.
4.	Management

4.1.	No managing director of any of the Target Group Members has any ownership interest in any competitor, supplier, or customer of any of the Target Group Members (other than ownership of securities of a publicly held corporation of which such person owns, or has real or contingent rights to own, less than one percent (1%) of any class of outstanding securities).

5.	Employees
General
5.1.	Annex 5.1 is a complete and accurate list of the names of all employees of the Target Group Members as at 15 October 2011 (“Employees”).

5.2.	Except for the collective bargaining agreement for the “Grafimedia” industry which applies to Employees of AlbumPrinter Productions B.V. there are no collective bargaining agreements applicable to Target Group Members or other arrangements (whether or not legally binding) between any of them and any trade union or other body representing the Employees.

5.3.	There is no agreement or understanding (contractual or otherwise) with any Employee with respect to his employment, his ceasing to be employed or his retirement which is not included in the written terms of such employment.

5.4.	All employees of Target Group Members have received a copy of the Employee Handbook and the Personnel Rules applicable within the Target Group Member.

5.5.	There are no outstanding current accounts and/or loans by any of the Target Group Members to Employees or by Employees to any of the Target Group Members.
Compliance
5.6.	Each Target Group Member is in all material respects in compliance with all applicable laws and regulations relating to the minimum wages, working times, equal opportunities, labour conditions, health and safety, co-governance, the applicable Collective Labour Agreement and the like, including but not limited to the Flax Act (Wet Flexibiliteit en Zekerheid) with respect to (temporary) employees. With respect to the applicable health and safety regulations, none of the Target Group Members has ever received any written notices from any governmental authority or complaints from any employee.

Only for the purpose of this warranty 5.6 and for establishing whether there is a Breach of this warranty 5.6, “material” shall mean any Breach with a financial exposure of more than €5,000.

5.7.	Each Target Group Member has fully complied with any and all its payment obligations arising from its relation with the Employees (e.g. in respect of salaries and other types of compensation due and payable by law or otherwise) with respect to the period prior to the date hereof.

5.8.	All Target Group Members have duly filed all declarations required to be filed regarding Social Security Contributions. None of such declarations has been disputed by any of the authorities concerned. All Social Security Contributions and any and all interest, penalties and additions with respect thereto for which the Subsidiaries are or may become liable in respect of any period prior to Closing, have either been paid in full or full provisions therefore have been made.

5.9.	To the best knowledge of Seller, and in compliance with Data Protection Legislation, each Target Group Member has maintained current, adequate and suitable records regarding the service of each Employee (including details of the terms of employment, payments of statutory sick pay and maternity pay, disciplinary and grievance matters, health and safety matters, income tax and social security contributions, wage and time records, records detailing length of service accumulated benefits and entitlements) and regarding the termination of employment of any former employee.

5.10.	Except for the Employees listed in Annex 5.10, there are no Employees that have been on sick leave for an aggregate period of more than four weeks during the past 12 months and/or are disabled (arbeidsongeschikt) according to the Work and Income Act (Wet werk en inkomen naar arbeidsvermogen). The Target Group Members have complied in all material respects with their respective statutory obligations to reintegrate any (formerly) disabled employees.

Co-governance
5.11.	There is no Works Council and, to the knowledge of Seller, no trade union involvement, other than trade union involvement in connection with the collective bargaining agreement for the “Grafimedia” industry. To the best knowledge of the Seller, no employee of any of the Target Group Members has indicated to a Target Group Member that he wishes to install a Works Council for the Netherlands.
Remuneration
5.12.	An accurate list of all primary and secondary employment conditions applied within the Target Group Members has been included in the Disclosed Information.

5.13.	The Target Group Members have no schemes in operation nor have there ever been or has it proposed to introduce any scheme by or in relation to the Target Group Members under which any employee is entitled to any commission or remuneration whether in cash or in options or in shares of any other sort calculated by reference to the whole or part of the turnover, profit or sales.

5.14.	There are no proposals nor has any agreement been reached by the Target Group Members to increase rates or remuneration of any employees, with the exception of any arrangements in relation to normal annual pay reviews.
Disputes
5.15.	The Target Group Members are not involved and have not been involved in the last 12 months in any dispute with trade unions or employee representative bodies involving the Target Group Members.

5.16.	To the best knowledge of Seller, there are no events (other than any resulting from the normal and routine operation of the businesses of Target Group Members) which might give rise to a personal injury claim against any Target Group Member by any employee or former employee.

5.17.	The Target Group Members have no conflict and no claims have been filed against any Target Group Member nor are, to the best of Seller’s knowledge, such claims threatened, regarding the violation of the rules regarding privacy, harassment, equal treatment and/or discrimination nor has any such claim been made against any Target Group Member in the past five years.

5.18.	Within the period of 12 months ending on the Closing Date, no dispute, strike or other industrial action exists or has, to the best knowledge of Seller, been threatened, between the Target Group Members and any Employees or between Target Group Members and a trade union representing the Employees or any of them.
Termination of employment
5.19.	No managing director, employee or agent, currently employed by or in service of a Target Group Member has been granted, nor is a Target Group Member in any way committed to pay, any special termination payment in connection with the termination or proposed termination of his employment and/or contractual relationship unless reflected in the terms of his contract of employment, consultancy or agency as the case may be.
5.20.	During the past two (2) years, none of the Target Group Members has been engaged in any involuntary collective dismissal (gedwongen collectief ontslag) or reorganisation procedure. None of the Key Employees and none of the following Employees has threatened to terminate or dissolve their employment agreement with a Target Group Member, whether or not in light of the transactions contemplated by the Agreement: Jacco Buurman, Frank van Run, Barbara Henkelman, , Edwin de Greef, Quinten La Riviere, Daniel Eldering, Maurits de Boer, Ruben Heusinkveld and Leon Kerckhaert.

5.21.	No payment has been made or agreed or promised to be made or benefit given or agreed or promised to be given to any Employee by any Target Group Member in connection with the sale and purchase of the Shares as contemplated by the Agreement other than distributions from the proceeds of the Sale of the Shares on shares or depositary receipts for shares (certificaten van aandelen op naam) in the issued capital of the Seller to certain Employees that hold such shares or depositary receipts.

6.	Pensions

6.1.	All pension plans, old age retirement schemes, deferred compensation and similar arrangements, maintained or contributed to by the Target Group Members for the benefit of any Employees (“Benefit Plans”) have been included in the Disclosed Information. None of the Target Group Members intends to or is now in the process of changing any of the Benefit Plans.

6.2.	Except for the Benefit Plans, the Target Group Members are not a party to or in any other way bound by any written or oral pension or (early) retirement scheme and no promises have been made in respect thereof.

6.3.	All contributions to and payments from the Benefit Plans that have been required to be made in accordance with the Benefit Plans and Applicable Law have been timely made and there are no back service and other liabilities in respect of any of the Benefit Plans. Target Group Members have to date complied in all respects with the requirements of the Benefit Plans. All pension contributions made for the benefit of any Employee have been made according to the Applicable Law in the relevant jurisdiction to a properly authorised insurance company, a private pension fund or a branch of industry pension fund.

6.4.	All Employees eligible under the Benefit Plans have participated therein, taking into account all of their pensionable salary, on terms consistent with the terms of the Benefit Plans disclosed to the Buyer.

6.5.	The Target Group Members do not fall under the scope of a compulsory industry wide pension fund, and to the best knowledge of the Seller, no compulsory industry wide pension fund has claimed the participation of the Employees to such a pension fund, other than the “Grafimedia” industry wide pension fund.
6.6.	In respect of any Benefit Plans or the benefits thereunder, there are no actions, suits or claims pending or, to the best knowledge of the Seller, threatened against the Target Group Members in any forum.

7.	Assets

7.1.	Target Group Members have full legal and beneficial title to the assets shown as such in the Accounts (“Assets”), except for such part of the assets as has been used or sold by Target Group Members in the ordinary course of business since the Balance Sheet Date. The Assets are free and clear of any Encumbrance and are not subject to priority or pre-emptive rights or any purchase or option agreement. The title to the Assets has only been retained by third parties to the extent that any retention of title (eigendomsvoorbehoud) has been agreed upon between the Target Group Members and the relevant supplier in the ordinary course of business.

7.2.	The Assets consisting of the computers and telecommunication facilities, software, equipment, vehicles, stock and other assets owned or used by Target Group Members are in good repair and condition, in satisfactory working order and fit for the purpose for which they are currently used and have been maintained in accordance with prudent industry practice.

7.3.	All assets which are in use by Target Group Members but owned by a third party (“Leased Assets”) are reflected in the Disclosed Information. The Target Group Members hold full title and authority to use such Leased Assets in the manner used as of the Closing Date pursuant to valid and binding agreements. All such Leased Assets are fit for the purpose for which they are currently used.

7.4.	The Assets together with the Leased Assets, the Information Technology and Intellectual Property, as shown in the Accounts comprise all the assets necessary for the continuation of the business of the Target Group Members as carried on at the date of this Agreement and/or the Closing Date.

8.	Intellectual Property

8.1.	The Target Group Members do not use, or otherwise carry on business under, any name other than their respective corporate names, with the exception of the use of the following brand names: “Albelli”, “Bonusprint”, “Önskefoto”, “AllFoto” and “Kaartje Maken”.

8.2.	Full details of all registered Intellectual Property and Domain Names (and applications for any such right) and material unregistered Intellectual Property owned by the Target Group Members are set out in the Disclosed Information and the Target Group Members are the sole legal and beneficial owner of such rights free from all charges, options, encumbrances and other rights.

8.3.	All renewal, application and other official registry fees and steps required for the maintenance, protection and enforcement of the registered Intellectual Property owned by the Target Group Members have been paid or taken.

8.4.	The Intellectual Property owned by the Target Group Members is valid, subsisting and enforceable and is not subject to a claim for invalidity.

8.5.	Full details of all licences and agreements relating to Intellectual Property and sensitive business information, whether or not in writing, (including, without limitation, research and development agreements, letters of consent, settlement agreements, undertakings and co-operation agreements) entered into by the Target Group Members are set out in the Disclosed Information and no such licences or agreements are capable of termination as a result of the change in the underlying ownership or control of the Target Group Members.

8.6.	The Target Group Members nor any third party are in breach of any licence or agreement required to be disclosed pursuant to paragraph 8.5 of this Schedule.

8.7.	The Target Group Members are not obliged to grant any licence, sub-licence or assignment in respect of any Intellectual Property owned or used by the Target Group Members.

8.8.	No third party is infringing or making unauthorised use of, or had infringed or made unauthorised use of, any Intellectual Property owned or used by the Target Group Members.

8.9.	The activities of the Target Group Members do not infringe or make unauthorised use of, and have not infringed or made unauthorised use of, the Intellectual Property or sensitive business information of any third party.

8.10.	The Target Group Members either legally and beneficially own, or, have a license to use all Intellectual Property necessary to carry on the business conducted by the Target Group Members in the manner currently carries on and to fulfil any existing plans or proposals.

8.11.	None of the Intellectual Property owned by the Target Group Members is the subject of any litigation, opposition or administrative proceedings.

8.12.	To the best knowledge of the Seller, no confidential business information proprietary to the Target Group Members and material to their business, has been disclosed to, any third party other than under an obligation of confidentiality.

8.13.	The Target Group Members are not a party to any confidentiality or other agreement, or subject to any duty, which restricts the free use of disclosure of its business information.

8.14.	None of the operations of the Target Group Members give rise, or will give rise, to any royalty or like payment obligation by any of the Target Group Members.

8.15.	There is no liability to any Employee to pay compensation pursuant to any applicable Intellectual Property legislation or regulation, or any like provision in any other jurisdiction.

8.16.	The Target Group Members have not assigned any Intellectual Property to any third party in the two years prior to the date of this Agreement and so far as the Seller is aware the Target Group Members are not restricted from using any of their Intellectual Property anywhere in the world.

8.17.	As far as Sellers are aware no third party has registered or uses any domain name which is identical or similar to any trade mark or trade name (whether registered or unregistered and including applications for registration) or name owned or used by the Target Group Members.

8.18.	Full details of all domain names registered in the name of or used by the Target Group Members are set out in the Disclosed Information. There are not and have not been, and no circumstance exists which is likely or expected to give rise to, any challenges or disputes in relation to the use by the Target Group Members or registration of any of the domain names required to be disclosed by this paragraph 8.18. All registrations in relation to such domain names have been maintained and all related fees and necessary administrative steps have been (respectively) paid and taken.

8.19.	Full details of all websites currently or previously operated, and other internet and intranet operations currently or previously carried on, by or on behalf of the Target Group Members (whether or not directed at or accessible by the public) are disclosed in the Disclosed Information.

8.20.	None of the Target Group Members has ever been accused in writing or sued for infringement or for potential infringement of any third-party intellectual property rights.

8.21.	The Disclosed Information contains an exhaustive list of all employment and consultancy agreements relating to intellectual property rights.

8.22.	None of the Target Group Members did or does undertake any joint research and development with third parties.

9.	Information Technology

9.1.	The Target Group Members are the sole legal and beneficial owners of, or are legally authorised to use, all Information Technology used by the Target Group Members in the operation of their business. The Information Technology that is owned by the Target Group Members is free from all liens, charges, encumbrances and other rights of third parties, other than third party rights with respect to software and components used in such Information Technology as may be deemed customary, the use of which by the Target Group members is legally authorised by the relevant third parties, and except that with respect to open source software used by any of the Target Group Members, Seller is not aware whether these are free from all liens, charges, encumbrances and other rights.

9.2.	The Information Technology used by the Target Group Members is fit for the purpose for which it is used and has been maintained in accordance with prudent industry practice. The Information Technology used by the Target Group Members is covered by the maintenance agreements as included in the Disclosed Information.

9.3.	Full details of all agreements and arrangements relating to Information Technology are set out in the Disclosed Information.

9.4.	None of the Target Group Members is a party to any litigation or other dispute or claim with respect to any Information Technology owned by the Target Group Members.

9.5.	None of the Target Group Members is a party to any litigation or, to the best of Seller’s knowledge, other dispute or claim with respect to any Information Technology used and not owned by the Target Group Members.

9.6.	The Target Group Members have not experienced any material disruption in or to their respective businesses or operations as a result of (a) any security breach in relation to the Information Technology or (b) any failure (whether arising from any bug, virus, defect otherwise), lack of capacity or other sub-standard performance of any Information Technology, other than incidental disruptions occurring in the ordinary course of business. To the best of Seller’s knowledge, no circumstance exists which is likely or expected to give rise to any disruption having an effect that is materially more adverse than incidental disruptions which have occurred in the ordinary course of business.

9.7.	The Target Group Members either legally or beneficially own or have a contractual right to use all Information Technology necessary or required for the operation of the business conducted by it in the manner carried on currently or at any time in the year preceding the date of this Agreement and to fulfil any existing contracts, commitments, plans and proposals and any such contractual rights shall not be prejudiced as a direct or indirect result of the transaction contemplated by this Agreement.

10.	Customers

10.1.	The main terms and conditions under which the Target Group Members provide services and/or sell products to all its business to business customers, being Tesco, Bijenkorf, Next and HEMA (the “Customers”) have been disclosed in the Disclosed Information, are materially reflected in written agreements, all of which agreements are in full force and effect and binding on all parties involved.

10.2.	The Target Group Members are not in breach of any agreement with a Customer nor, to the best knowledge of Seller, is any Customer in breach of such agreement.

10.3.	None of the Customers has, to the best knowledge of the Seller, expressed any intent to terminate or modify, in whole or in part, any of their respective Customer agreements with Target Group Members nor , to the best knowledge of Seller, is there any reason to expect such termination or modification, whether or not in light of the transactions contemplated by the Agreement.

11.	Contractual Arrangements

11.1.	The Target Group Members are not party to any contract, (oral) agreement, arrangement, transaction or commitment which is not entered into in the ordinary and proper course of Target Group Members’ business or restricts the freedom of Target Group Members to carry on the Business, other than as appear from the Disclosed Information.

12.	Material Contracts

12.1.	The Disclosed Information includes all the agreements to which Target Group Member are a party with:
(a)	a nominal annual contract value in excess of €100,000 (one hundred thousand euro),

(b)	a duration of longer than 1 (one) year, or

(c)	a prior cancellation notice period of longer than 6 (six) months,
(“Material Contracts”).

12.2.	The Target Group Members are not in breach in any material respect with respect to the performance of contractual obligations or any other obligations in relation to the Material Contract and, to the best knowledge of Seller, no other party thereto is in breach of such Material Contract in any material respect.

12.3.	To the best of Seller’s knowledge, no party with whom Target Group Members have entered into a Material Contract has given notice of its intention to terminate, or has sought to repudiate, cancel or disclaim, the Material Contract or change its terms (including pricing). The entering into of this Agreement, will not give rise to a ground for termination, avoidance, cancellation, repudiation or early repayment of any Material Contract.

13.	Commercial

13.1.	None of the Target Group Members is liable to repay an investment or grant of subsidies received during the two (2) year period preceding the date of this Agreement.

13.2.	The activities of each Target Group Member do not and have not in the past contravened any applicable data protection legislation. The business of each Target Group Member complies with any applicable privacy and data protection laws, and, if required, notifications in relation to data controlled or processed by each Target Group Member have been made and the required approvals of data protection authorities have been obtained. The transfer of the Shares as contemplated by this Agreement will not result in any liabilities in connection with data protection or privacy laws.

13.3.	Each Target Group Member has established business and customer data back up procedures, which could be reasonably expected of a business conducting the activities that the Target Group Members are and that are in line with the information provided in due diligence.

14.	Real Property

14.1.	As of the date of this Agreement, the particulars of the Property shown in Annex 14.1 are true and accurate in all material respects.

14.2.	No Target Group Member owns, is in occupation of or is entitled to any estate or interest in any leasehold property other than the property as disclosed in the Disclosed Information (the “Property”). No Target Group Member is party to any contract to acquire or dispose of any leasehold property.

14.3.	So far as the Seller is aware, each relevant Target Group Member is in compliance with the terms of the leases in respect of the Property to which it is a party in all material respects, and no notice of breach or non-compliance with the terms of any lease has been received by the relevant Target Group Member.

14.4.	Except in relation to the Property, no Target Group Member has any liability (whether actual or contingent) in relation to any leasehold property.

15.	Tax

15.1.	Neither the Target Group Members, nor where applicable, the parent company of the tax group (fiscale eenheid) to which the Target Group Members belong has requested or received a ruling from any taxing authority or signed any binding agreement with any taxing authority other than the Innovation Box Ruling.

15.2.	The Target Group Members have not, neither in the current financial year nor in the preceding five financial years, claimed, utilized or requested exemptions or deferrals in relation to Tax, including exemptions or deferrals of Tax relating to reorganizations or mergers.

15.3.	No claim has been made by the the Target Group Members, or where applicable, the parent company of the tax group (fiscale eenheid) to which the Target Group Members belong, for the depreciation of any asset of the the Target Group Members for Taxation purposes, which may be disallowed. The Target Group Members’ assets have not, in the current financial year or in the two (2) financial years preceding the current financial year, been written down other than in accordance with consistent accounting principles.

15.4.	For Tax purposes, the Target Group Members are and have been resident only in the jurisdiction in which they are incorporated and do not have nor had a permanent establishment or (permanent) representative in any jurisdiction other than that in which they are resident for Tax purposes. The Target Group Members do not constitute nor have constituted a permanent establishment or are or have been a (permanent) representative of another person. The Target Group Members have been duly and timely registered for all Tax purposes in their country of residence and in any other country in which such registration may have been required.

15.5.	Other then the Court case relating to the VAT due on printed photo books (further defining needed), the Target Group Members or, where applicable, the parent company of the tax group (fiscale eenheid) to which the Target Group Members belong, have not been involved in any dispute with, or visit, audit, discovery, access order or investigation, including litigation, by any Tax Authority during the applicable statutory limitation period and there are no matters under discussion with any Tax authority, by any Tax Authority, other than any regular Tax audits.

15.6.	The Target Group Members meet the statutory requirements regarding their administrative duties (administratieplicht), including the retention (bewaarplicht) thereof and have not entered into an agreement with any Tax Authority regarding the retention period of specific documentation and/or the conversion thereof. The Target Group Members have reasoning and documentation to support their position on transfer pricing in accordance with the OECD’s transfer pricing guidelines where applicable.

15.7.	The Target Group Members are not nor will be held liable for Taxation due by any person or entity other than the Target Group Members and the Seller.

15.8.	All Taxation due before the Closing by the Target Group Members or the parent company of the tax group (fiscale eenheid) to which the Target Group Members belong, have been duly and timely paid, or, to the extent that any Taxation is due but not yet paid, adequately provided for in the Accounts. The Company and the Subsidiaries have made full and adequate provisions for Tax not yet due and attributable to all periods ended on or before the Closing Date, where allowed pursuant to applicable generally accepted accounting principles. The Company has duly submitted all elections, claims and disclaimers which have been assumed to have been made for the purpose of computing any provision for Tax in the Accounts.

15.9.	All notices, computations and returns which ought to have been made or filed before the Closing in relation to the Taxation for the Target Group Members or the parent company of the tax group (fiscale eenheid) to which the Target Group Members belongs, have been properly and duly submitted to the relevant Tax Authorities. As far as Seller is aware the Returns and other information filed by and/or in relation to the Company and its Subsidiaries are complete and accurate in all material respects and were made on a proper basis and do not, nor, to the best of the knowledge, information and belief of the Seller, having made due and careful enquiry, are likely to, reveal any transactions which may be the subject of any dispute with any relevant Tax Authority. The Company and its Subsidiaries (or Seller on behalf of the Company and its Subsidiaries) have not, other than in the ordinary course of business, requested or executed with any Tax authority any agreement extending the period of filing of any Tax return, report or declaration or the period of assessment or collection of any Taxes or charges owed by or with respect to the Company and its Subsidiaries nor has such extension been obtained in any other form.

15.10.	The Company and each of its Subsidiaries has withheld (or amounts have been withheld with respect to the Company and each Subsidiary) from any employee, customer, independent contractor, creditor, stockholder and any other applicable payee the required amounts in compliance with all Tax withholding provisions of applicable Federal, state, local and foreign laws (including, without limitation, income, social security, and employment Tax withholding), and has remitted, or will remit on a timely basis, such amounts to the appropriate Tax Authorities.

15.11.	The amount of Taxation in relation to the Target Group Members during the statutory limitation period in each relevant jurisdiction has not been affected to any material extent by any concession, agreement or other formal or informal arrangement with any Taxation authority (not being a concession, agreement or arrangement available to companies generally).

15.12.	All current and past shareholding interests of the Company and each of its Subsidiaries qualify as a participation within the meaning of article 13 of the Dutch Corporate Income Tax Act 1969.

15.13.	Neither the Company nor any of its Subsidiaries have written off receivables on Tax Affiliates against taxable income.

15.14.	Neither the Company nor any of its Subsidiaries have ever acted as the liquidator (“vereffenaar”) of any entity in the sense of the Dutch General Tax Act (“Algemene wet inzake rijksbelastingen”). Neither the Company nor any of its Subsidiaries have ever acted as a managing director of any entity in the sense of the Dutch General Tax Act (“Lichaam in de zin van de Algemene wet inzake rijksbelastingen”) or the Dutch Collection Act 1990.

15.15.	No charge to Tax will arise on the Company or any of its Subsidiaries by virtue only of the entering into, performance and/or completion of this Agreement.

15.16.	The Company or any of its Subsidiaries has not entered into or been a party to any scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance, reduction or the deferral of a liability for Tax which is likely to be challenged by a Tax Authority.

16.	Insurance

16.1.	The Target Group Members have not entered into any insurance policies other than those indentified in Annex 16.1 (“Insurance”).

16.2.	All premiums related to the Insurance have been paid in a timely fashion and in full.

16.3.	No claim has been asserted by a Target Group Member under any Insurance which remains pending as of the Closing Date.

16.4.	No notice of cancellation has been received from a third party with respect to any Insurance nor does a Target Group Member intend to issue such a notice of cancellation, whether or not in connection with the transactions contemplated by this Agreement.

16.5.	The Insurance is held in the name of a Target Group Members, is in full force and effect as of the Closing Date.

17.	Litigation

17.1.	Other than as disclosed in the Disclosed Information, no Target Group Member is party to any claim, proceeding, litigation, prosecution, investigation, enquiry or arbitration, whether as claimant, defendant or otherwise, which is pending before any civil, criminal, tax, arbitral, administrative or disciplinary tribunal or is the subject of binding advice (“Litigation”).

17.2.	To the best knowledge of Seller, there are no facts likely to give rise to any Litigation against or by a Target Group Member.

17.3.	No judgment has been issued against or with respect to a Target Group Member nor has any settlement out of court (schikking in der minne) been reached in the context of Litigation which has not been fully satisfied as of the Closing Date, other than in respect of the VAT Refund, which will be partially received after the Closing Date.

18.	Permits

18.1.	No approval by or notification to any Governmental Authority is required by Seller, the Target Group Members in order to consummate the transactions contemplated by this Agreement.

18.2.	No approval by or notification to any Governmental Authority is required in order to conduct the Business as conducted on the Closing Date, whether in the form of a permit (vergunning), license (concessie), notification (melding) or otherwise.

19.	Compliance

19.1.	No order has been issued by any Governmental Authority against Seller or the Target Group Members with respect to the Business which remains unsatisfied, in whole in part, on the Closing Date.

19.2.	No recommendation has been made by any Governmental Authority against Seller or the Target Group Members to alter the manner in which the Business is conducted which has not been fully implemented on the Closing Date.

19.3.	No notice has been issued or threatened by any Governmental Authority alleging non-compliance of any law or regulation applicable to the Business.

19.4.	No arrangement, agreement, concerted practice or course of conduct has been entered into by or on behalf of the Target Group Members in violation of Articles 81 or 82 of the EU Treaty, EU Regulation no. 4064/89, EU Regulation no. 139/2004 or any other competition, restrictive trade practice, consumer protection or similar legislation of national law, including but not limited to the

Dutch Act on Economic Competition (Wet economische mededinging) and the Dutch Competition Act (Mededingingswet) or the regulations and policies promulgated thereunder.

20.	Information

20.1.	All information provided by or on behalf of the Seller to the Buyer during the Buyer’s due diligence investigation was to the best knowledge of the Seller true, accurate and not misleading in all material respects when provided.

20.2.	The Seller has, to the best of its knowledge, provided all information to the Buyer relating to the Target Group Members and their respective businesses, assets and liabilities, including, but not limited to, any updates on earlier provided information, which may reasonably be considered to be important for a reasonably prudent prospective purchaser in order to obtain a fair view of the business, assets and liabilities of the Target Group Members.

20.3.	The information given in the Disclosed Information and the information stated therein is true, accurate and not misleading in all material respects and is not misleading due to any omission or ambiguity or for any other reason.

20.4.	DVD only contains such information made available during the course of the DD investigation during the period from 6 July 2011 to 5 August 2011 and the additional information made available by Seller as per e-mails dated 14 October 2011 from Nick Tol

Schedule 15.1
Bank Guarantee

Schedule 15.2
GUARANTEE
THIS AGREEMENT is entered into on ___ October 2011 BETWEEN:
(1)	VISTAPRINT N.V., a public company (naamloze vennootschap) organised and existing under the laws of the Netherlands, having its registered seat in Venlo, the Netherlands and its registered address in (5928LW) Venlo, the Netherlands at Hudsonweg 8, registered with the trade register of the Dutch chambers of commerce under number 3119556 (“Buyer”); and
(2)	[•], a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organised and existing under the laws of the Netherlands, having its registered seat in [•] and its registered address in ([•]) [•] at [•], registered with the trade register of the Dutch chambers of commerce under number [•] (“Guarantor”);]

[or]

[•], [born on [•], in [•], currently residing in ([•]) [•] at [•] (“Guarantor”);
hereinafter collectively also referred to as the “Parties” and each of them also as a “Party”.
WHEREAS:
(A)	The Buyer is a party to that certain Share Purchase Agreement dated on or about the date hereof (the “Share Purchase Agreement”) pursuant to which Buyer agreed to purchase all of the outstanding shares in the issued share capital of Albumprinter Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organised and existing under the laws of the Netherlands, having its registered seat in Amsterdam, the Netherlands, and its registered address in (1012AB) Amsterdam, the Netherlands at Stationsplein 53 — 57, registered with the trade register of the Dutch chambers of commerce under number 815746441 (the “Company”) as owned by Albumprinter Beheer B.V. (the “Seller”).
(B)	Through its acquisition of the Company, the Buyer is also acquiring all of the Company’s direct and indirect ownership interest in AlbumPrinter.com B.V., AlbumPrinter B.V, AlbumPrinter Services B.V., AlbumPrinter Productions B.V. and Albelli GmbH (together with the Company referred to as the “Target Group Members”).
(C)	The Covenantor holds [•]% (the “Proportionate Share”) of the shares in the issued share capital of the Seller and will in such capacity benefit from the sale of the Seller’s interest in the Target Group Members.

(D)	As security for the due performance by the Seller of its obligations towards the Buyer under the Share Purchase Agreement, the Seller has provided the Buyer with a bank guarantee issued for an amount of EUR 6,000,000, possibly to be increased to an amount of up to EUR 6,500,000 by and subject to the terms of the Share Purchase Agreement (the “Bank Guarantee”).
(E)	The purpose of this undertaking is to insure and protect the Buyer’s reliance on the financial ability of the Seller to meet its obligations and liabilities arising under or in connection with the Share Purchase Agreement and the transactions contemplated thereby, insofar as the amount of the Bank Guarantee provides insufficient coverage.
(F)	For the purposes set out above in recital (D), the Guarantor is prepared to bind itself as surety (borg) for the payment obligations of the Seller under the Share Purchase Agreement by and subject to the terms of this Agreement.
IT IS HEREBY AGREED as follows:
1.    INTERPRETATION
Capitalised terms used herein, but not defined herein, shall have the same meaning as ascribed thereto in the Share Purchase Agreement.
2.    GUARANTEE
2.1	By and subject to the terms and conditions of this Agreement the Guarantor hereby binds itself as surety (borg) toward the Buyer for the due performance by the Seller of its payment obligations towards the Buyer under the Share Purchase Agreement.
2.2	The Guarantor shall only be obliged to perform its obligations under clause 2.1 if and to the extent that (i) the amount of the Bank Guarantee provides insufficient recourse for the claim of the Buyer, and (ii) the Seller is in default (verzuim) of its payment obligations (including but not limited to those payment obligations arising as a result of claims for breach of the Warranties — as defined in the Share Purchase Agreement — and breach of contract) under the Share Purchase Agreement.
2.3	The liability of the Guarantor for any and all claims by the Buyer under clause 2.1 shall be limited to an amount equal to its Proportionate Share of the amount of the Seller’s liability for the relevant claim(s). The aggregate liability of the Guarantor for claims of the Buyer under the guarantee (borgtocht) set out in clause 2.1 shall be limited to a maximum of its Proportionate Share of the Purchase Price (as defined in the Share Purchase Agreement) actually received by the Guarantor.
2.4	If the Buyer notifies the Seller of a default (in gebreke stellen) of its obligations under the Share Purchase Agreement, the Buyer shall as soon as reasonably possible after such notification, notify the Guarantor of such default by the Seller. Where the Buyer considers to make a claim against the Guarantor under this Agreement it shall notify the Guarantor thereof in writing, specifying in reasonable detail (i) the aggregate amount of the claim against the Seller under the Share Purchase Agreement, (ii) the grounds for such claim and (iii) the amount the Buyer seeks to recover from the Guarantor. If the claim is not disputed the Guarantor shall make payment within 5 days of receipt of the notice received by the Buyer.
2.5	The guarantee (borgtocht) given under clause 2.1 shall enter into force subject to the condition precedent (opschortende voorwaarde) of completion of the transactions as contemplated by the Share Purchase Agreement and shall remain in force until the Seller has performed all of its payment obligations to the Buyer under the Share Purchase Agreement.
3.    GENERAL
3.1	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each Party.
3.2	This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any Party may enter into this Agreement by executing a counterpart.
4.    GOVERNING LAW / JURISDICTION
4.1	This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.
4.2	Any and all disputes arising from or in connection with this Agreement, or further contracts resulting there from, shall be settled exclusively by the competent court in Amsterdam, the Netherlands.
IN WITNESS WHEREOF this Agreement has been duly executed as of the date first above written by:
VISTAPRINT N.V.

By:
Title:

[•]

By:
Title:

In confirmation of having provided the permission required under article 1:88 of the Dutch Civil Code for entering into this Guarantee:

(full names spouse / registered partner of the guarantor)

Schedule 15.3
Escrow Agreement